
07067495



InnSuites Hospitality Trust


RECEIVED
JUN 0 8 2007
185

Fiscal 2007 Annual Report


Sacramento
CALIFORNIA
ARIZONA
Flagstaff/Grand Canyon
Albuquerque
NEW MEXICO
TEXAS
Ontario/
Los Angeles
Buena Park/
Anaheim
Oceanside/
San Diego
Phoenix
Tempe
Yuma
Tucson Oracle
Tucson - I-10

PROCESSED
JUN 1 3 2007
THOMSON
FINANCIAL

InnSuites HOTELS & SUITES

Your suite choice® VALUE

ARIZONA | CALIFORNIA | NEW MEXICO | TEXAS


InnSuites Hospitality Trust - Revenue*
$30,000,000
$15,000,000
$0
Fiscal Year | 2005 | 2006 | 2007
Total Revenue | $22,875,187 | $21,248,839 | $21,790,634


InnSuites Hospitality Trust - Operating Income*
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
$-500,000
Fiscal Year | 2005 | 2006 | 2007
Operating Income | $(221,647) | $349,349 | $1,515,068


InnSuites Hotels - Occupancy*
75.0%
70.0%
65.0%
60.0%
Fiscal Year | 2005 | 2006 | 2007
Occupancy | 68.6% | 69.7% | 71.5%


InnSuites Hotels - Average Daily Rate (ADR)*
$75.00
$70.00
$65.00
$60.00
$55.00
Fiscal Year | 2005 | 2006 | 2007
Average Daily Rate | $70.83 | $70.55 | $72.95


InnSuites
Hospitality
Trust


InnSuites Hotels - Revenue per Available Suite (REVPAR)*
$55.00
$50.00
$45.00
$40.00
Fiscal Year | 2005 | 2006 | 2007
REVPAR | $48.55 | $49.19 | $52.19

* The Trust sold two of its hotel properties in fiscal 2005, and one of its properties in fiscal 2006.

Fiscal 2007 Highlights

- Operating Income up 334% to $1,515,068
- Upward trend in Gross Operating Profit in fiscal year 2007 continued into current fiscal year 2008.
- Hotel industry trend and InnSuites' trend continued strong with increased rates and increased REVPAR.
- Management continues to review strategies to unlock shareholder value including listing assets for sale in the current fiscal year 2008 to take advantage of increased valuations being realized in the hospitality asset class.

Operating Results

	2007	2006	2005
Earnings			
Operating Income	$ 1,515,068	$ 349,349	$ (221,647)
Gain on Dispositions of Hotels and Property	$ 138,751	$ 1,847,425	$ 5,113,540
Interest Expense	$ 1,816,371	$ 1,909,097	$ 2,259,581
Reported Net Income (Loss)	$ (46,430)	$ 541,578	$ 240,442
Reported Net Income (Loss) per basic share	$ (0.01)	$ 0.06	$ 0.10
Reported Net Income (Loss) per diluted share	$ (0.01)	$ 0.02	$ 0.10
EBITDA before Minority Interest (1)	$ 3,686,774	$ 4,374,943	$ 6,792,990
Trust Data			
Total Trust Revenue	$ 21,790,634	$ 21,248,839	$ 22,875,187
Trust Assets (2)	$ 31,379,017	$ 31,952,358	$ 36,455,521
Dividends Paid	$ 0.01	$ 0.01	$ 0.01
Hotel Statistics			
Average Daily Rate (ADR)	$ 72.95	$ 70.55	$ 70.83
Occupancy	71.5%	69.7%	68.6%
Revenue per Available Suite (REVPAR)	$ 52.19	$ 49.19	$ 48.55

(1) Earnings before Interest, Tax, Depreciation, Amortization and Minority Interest ("EBITDA before Minority Interest"). Management believes that EBITDA before Minority Interest is a relevant indicator of operating performance. EBITDA is used by the Trust in its internal reporting and by the investment community in assessing financial performance. A reconciliation of Net Income to EBITDA before Minority Interest:

	FY 2007	FY 2006	FY 2005
Net Income (Loss) attributable to shareholders of beneficial interest	$ (46,430)	$ 541,578	$ 240,442
Add back:			
Minority Interest	(428,855)	(267,265)	1,384,985
Depreciation	2,032,955	2,118,492	2,755,499
Interest Expense	1,816,371	1,909,097	2,259,581
Income tax expense	316,164	75,175	160,000
Less:			
Interest Income	(3,431)	(2,134)	(7,517)
EBITDA before Minority Interest	$3,686,774	$4,374,943	$6,792,990

(2) Reflects sale of underperforming hotels

Trust Shareholder Letter

Dear Fellow InnSuites Shareholders:

The success story for fiscal year 2007 (February 1st, 2006 – January 31st, 2007) was improved operating profit, operating efficiency and sharply increased profitability. The operating profit for the prior fiscal year 2006 totaled $349,000 after all operating expenses, including non-cash depreciation expenses. For fiscal year 2007, operating profit jumped 334% to $1.5 million after all operating expenses, including $2.0 million in non-cash depreciation expense.

EBIDTA before Minority Interest in fiscal 2006 was $4.4 million as compared to $3.7 million in fiscal 2007. Fiscal 2006 included a $1.8 million gain in asset sales versus a 2007 gain of $139,000. Increased operating income replaced the lion's share of the asset sales gain from the prior year – a great result for InnSuites.

Supply and demand dynamics in the hotel industry have steadily improved during the last five years with supply relatively steady and demand increasing. The entire hospitality industry, particularly InnSuites, has been able to maintain and increase rates for hotel studios and suites. Each dollar increase in rate falls directly to our bottom line.

Strong rate increases for fiscal 2007 and continuing increases in the current fiscal year 2008 have been possible due to a number of factors:

A. The hotel industry is favorably positioned for the supply and demand balance.

B. InnSuites Hotels (and many of our competitors) have significantly upgraded the quality of our product with system-wide initiatives including InnSuites Cloud 9 pillow top beds, rich granite vanities, hard wired and WiFi free high speed internet, the first installations of flat screen TVs and much more. InnSuites (and many of our competitors) have been able to pass on the cost of these quality improvements with higher room rates.

C. InnSuites has traditionally provided "Your Suite Choice Value" with extra value including free amenities not found in many mid-priced hotel systems. With the assistance of the EZ RMS® rate management system and intensified revenue management, InnSuites has been able to more accurately price our value services often with significant price increases.

D. Continued emphasis has been placed on cost control and sales, particularly at more favorable group rates.

We want to thank our operating and administrative team members throughout the InnSuites Hotel System for their extra efforts on service, efficiency, cost control and rate setting all of which together has helped the Trust significantly improve its profit picture.

The improved operating profits are something the shareholders can see. The untold story however is the significant real estate appreciation that continues to occur annually. InnSuites properties are located throughout the fast growing Southwestern states of New Mexico, Texas, Southern California and with a heavy concentration in prosperous Arizona, one of the fastest-growing states in the nation for the past several years. During the past fiscal year, real estate prices in many growing Southwest cities jumped significantly for both residential and commercial real estate properties. Even though the rate of increase has slowed, substantial increased values are locked into the Trust assets from a combination of area wide real estate appreciation, increased value added based on sharply increased operating profits and the continuation of fast track mortgage reduction through short amortizations typical of Trust hotels.

In prior years, the Trust liquidated select under-performing real estate assets with favorable gains. As a result, we are now seeing improving operating profits. In fiscal 2007 we explored the potential for condo-hotel conversions and found a slowing condo-hotel sales market. With the current strong hotel real estate market, the Trust is now looking at unlocking value in its most successful hotels. For example, the Trust recently listed one of its hotels for sale at a price of $15.75 million or over 2 times its book value of $6.4 million and 10 times its debt of $1.5 million. There is no assurance the Trust will be able to sell one or more assets at these hefty prices but this is an example of the potential opportunity to tap a previously hidden asset of the Trust in the form of significantly appreciating real estate equity. In addition, the Trust may consider sales of one or more of its other hotels to unlock shareholder value as the company places greater emphasis on income from trademark licensing and hotel management.

Management estimates that the difference between the market value of Trust assets and underlying debt significantly exceeds the current market capitalization of the Trust. Management also believes that select asset sales may enhance shareholder value by increasingly tapping into the hidden equity of appreciated real estate assets. Asset sales could be particularly beneficial to the Trust if, as oftentimes has been the case in the past, the Trust maintains the management and/or trademark licensing of the hotel after sale.

Favorable trends include improved room revenue, increased suite rates and improved profitability seen in fiscal year 2007 and continuing into the current fiscal year 2008. The Trust is strong. The economy is strong. The hotel industry is strong. Fiscal 2007 operating results were strong. We are off to a solid start for a strong fiscal 2008.

Special thanks to the support of the InnSuites operating team, to our satisfied guests and our shareholders. In fiscal 2008, we look forward to rewarding our loyal guests with continually improved product and service, rewarding our hard working staff with increased profitability-based bonuses and rewarding our patient shareholders as we unlock hidden real estate value.

Sincerely,
INNSUITES HOSPITALITY TRUST


James Wirth
Chairman, CEO & President


Marc E. Berg
Executive Vice President


Anthony Waters
Chief Financial Officer

Certain matters within this letter may be discussed using forward-looking language as specified in the 1995 Private Securities Litigation Reform Act and InnSuites Hospitality Trust intends that such forward-looking statements be subject to the safe-harbor created thereby. Such forward-looking statements include, but are not limited to: (i) the declaration or payment of dividends; (ii) the leasing, management or operation of the hotels; (iii) the adequacy of reserves for renovation and refurbishment; (iv) the Trust's financing plans; (v) the Trust's position regarding investments, acquisitions, developments, financings, conflicts of interest and other matters; (vi) the Trust's plans and expectations regarding future sales of hotel properties or condo-hotel conversions; and (vii) trends affecting the Trust's or any hotel's financial condition or results of operations. InnSuites Hospitality Trust cautions that these statements may involve known and unknown risks, uncertainties and other factors that may cause the actual results or performance to differ from those projected in the forward-looking statements contained herein. Such risks include, but are not limited to: a) fluctuations in hotel occupancy rates, b) changes in room rental rates which may be charged by InnSuites Hotels in response to market rental rate changes or otherwise, c) seasonality of our business, d) interest rate fluctuations, e) changes in governmental regulations, including federal income tax laws and regulations, f) competition, g) any changes in the Trust's financial condition or operating results due to acquisitions or dispositions of hotel properties, h) insufficient resources to pursue our current strategies, i) concentration of our investments in the InnSuites Hotels® brand, j) loss of franchise contracts, k) real estate and hospitality market conditions, l) hospitality industry factors, m) our ability to meet present and future debt service obligations, n) terrorist attacks or other acts of war, o) outbreaks of communicable diseases, p) natural disasters, q) loss of key personnel, r) local or national economic and business conditions, including, without limitation, conditions which may affect public securities markets generally, the hospitality industry or the markets in which the Trust operates or will operate, and s) uncertainties the Trust might encounter in changing from a REIT to a tax-paying entity. From time to time, these and other risks are discussed in the Trust's Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.


InnSuites
Hospitality
Trust

InnSuites Hospitality Trust • 1615 E. Northern Avenue, Suite 102 • Phoenix, AZ 85020
Phone: (602) 944-1500 Fax: (602) 678-0281

Capitalization

	End of Fiscal 2007 (January 31, 2007)	End of Fiscal 2006 (January 31, 2006)	End of Fiscal 2005 (January 31, 2005)
Market Capitalization	$ 12,782,240	$ 12,346,243	$ 12,294,705
Closing Stock Price	$ 1.39	$ 1.35	$ 1.41
Shares Outstanding	9,195,856	9,145,365	8,719,649
Shares Held by Officers & Trustees	5,947,342	5,869,472	6,339,523
Estimated Float	3,248,514	3,275,893	2,380,126
Class A Operating Partnership Units (Convertible 1 for 1 into Trust Shares at Owner's option)	570,067	669,617	1,189,386
Total Shares & Class A Convertible Units	9,765,923	9,814,982	9,909,035
Shares & Class A Convertible Units held by Officers and Trustees	5,947,342	5,869,472	6,339,523
Class B Partnership Units (Convertible 1 for 1 into Trust Shares with Board of Trustees approval)	3,407,938	3,407,938	3,467,938
Total Shares and Units	13,173,861	13,222,920	13,376,973
Implied Market Capitalization (1)	$ 18,311,667	$ 17,850,942	$ 18,861,532

(1) Not calculated in accordance with accounting principals generally accepted in the United States of America, but presented for shareholder information only.

InnSuites Overview

InnSuites Hospitality Trust is a mid-market studio and two-room suite hospitality real estate trust which owns and manages five moderate and full service suite hotels with 843 hotel suites located in Arizona, California and New Mexico. The Trust through its wholly-owned subsidiary, InnSuites Hotels, Inc., manages nine hotels, and as owner of the "InnSuites"® trademarks (which allow the Trust to enter markets that are not available to other hotel companies that do not control the brand) provides trademark services to 11 hotels containing 1,640 suites.

InnSuites Hotels and Suites distinguishes itself by offering "Your Suite Choice Value"® of "Studio InnSuites", "Two-room Executive/Family Suites", and romantic "Presidential Jacuzzi Suites." InnSuites creates extra value for all guests with complimentary "InnSuites Extras" including complimentary healthy hot breakfast buffet, high speed internet, afternoon social hour, inn-room refrigerator, microwave, coffeemaker and more.

For reservations, call toll free 1-888-INNSUITES, 1-800-842-4242 or visit www.innsuites.com. For Trust investment information, visit www.innsuitestrust.com.

Investor Information

Corporate Offices:
InnSuites Hospitality Trust
1615 E. Northern Ave #102
Phoenix, AZ 85020
Phone: (602) 944-1500
Fax: (602) 678-0281

Trust Officers:
James Wirth: President/CEO
Marc Berg: Executive VP, Secretary & Treasurer
Anthony Waters: CFO
James Aronoff: Assistant Secretary

Board of Trustees:
James Wirth: Chairman
Marc Berg
Steve Robson
Peter Thoma
Larry Pelegrin

Committees of the Board of Trustees:

Audit Committee:
Larry Pelegrin: Chairman
Peter Thoma
Steve Robson

Governance & Nominating Committee:
Peter Thoma: Chairman
Steve Robson
Larry Pelegrin

Compensation Committee:
Steve Robson: Chairman
Peter Thoma
Larry Pelegrin

Executive Committee:
James Wirth: Chairman
Marc Berg
Steve Robson

Shareholder Information:
Investor Relations:
Marc Berg
Phone: (602) 944-1500
Fax: (602) 678-0281
www.innsuitestrust.com

Listed Securities:
American Stock Exchange
Symbol: IHT
Cusip #457919108

Transfer Agent:
National City Bank
629 Euclid Ave. #835
Cleveland, OH 44114
Toll Free (800) 622-6757
Fax (216) 476-8508

General Counsel:
Thompson Hine LLP
3900 Key Center
Cleveland, OH 44114
Phone (216) 566-5500
Fax (216) 566-5800

Hotel Information & Information:
Toll Free (888) INNSUITES
Or (800) 842-4242
www.innsuites.com

InnSuites Hotels, Inc. (Wholly Owned):
James Wirth: CEO
Anthony Waters: VP & Secretary/Treasurer

Independent Accountants:
Moss Adams LLP
8950 E. Raintree Dr.
Suite 200
Scottsdale, AZ 85260

Stock Information

Fiscal Year 2007	High	Low
First Quarter	1.75	1.30
Second Quarter	1.75	1.45
Third Quarter	1.54	1.10
Fourth Quarter	1.75	1.00

Fiscal Year 2006	High	Low
First Quarter	1.52	1.11
Second Quarter	1.75	1.23
Third Quarter	1.50	1.24
Fourth Quarter	1.50	1.20

Fiscal Year 2005	High	Low
First Quarter	2.25	1.60
Second Quarter	2.25	1.48
Third Quarter	1.63	1.49
Fourth Quarter	1.95	1.12


InnSuites
Hospitality
Trust

ITEM 1. BUSINESS

Introduction to Our Business

InnSuites Hospitality Trust (the "Trust") is headquartered in Phoenix, Arizona and is an unincorporated Ohio real estate investment trust. The Trust, with its affiliates RRF Limited Partnership, a Delaware limited partnership (the "Partnership"), and InnSuites Hotels, Inc., a Nevada corporation ("InnSuites Hotels"), owns and operates five hotels, provides management services for nine hotels, and provides trademark license services for ten hotels. On January 31, 2007, the Trust owned a 69.89% sole general partner interest in the Partnership, which owned four InnSuites® hotels located in Arizona, New Mexico and southern California. The Trust also owned one InnSuites® hotel located in Yuma, Arizona (all five InnSuites® hotels are hereinafter referred to as the ("Hotels"). InnSuites Hotels, a wholly owned subsidiary of the Trust, provides management services for the Hotels and four hotels owned by affiliates of James F. Wirth, the Trust's Chairman, President and Chief Executive Officer. InnSuites Hotels also provides trademark and licensing services to the Hotels, four hotels owned by affiliates of Mr. Wirth and one unrelated hotel property. The Trust has 422 employees.

The Hotels have an aggregate of 843 hotel suites and operate as moderate and full-service hotels, which apply a value studio and two-room suite operating philosophy formulated in 1980 by Mr. Wirth. The Trust owns and operates hotels as studio and two-room suite hotels that offer services such as free hot breakfast buffets and complimentary afternoon social hours plus amenities, such as microwave ovens, refrigerators, free high-speed hard wired and wireless internet access and coffee makers in each studio or two-room suite.

The Trust believes that a significant opportunity for revenue growth and profitability will arise from the skillful management and repositioning of the Trust's Hotels or managed hotel properties for both increased occupancy and rates. The Trust's primary business objectives are to maximize returns to its shareholders through increases in asset value and long-term total returns to shareholders. The Trust seeks to achieve these objectives through participation in increased revenues from the Hotels as a result of intensive management and marketing of the InnSuites® hotels brand in the southwestern region of the United States. At this time, however, the Trust does not plan to acquire any additional hotels. See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Future Positioning" for a further discussion of the Trust's current strategic plans.

The Trust has a single class of Shares of Beneficial Interest, without par value, that are traded on the American Stock Exchange under the symbol "IHT." The Partnership has two outstanding classes of limited partnership interests, Class A and Class B, which are identical in all respects. Each Class A limited partnership unit is convertible, at the option of the Class A holder, into one newly-issued Share of Beneficial Interest of the Trust and each Class B limited partnership unit is convertible, upon approval of the Board of Trustees of the Trust, into one newly-issued Share of Beneficial Interest of the Trust. The Partnership Agreement of the Partnership subjects both general and limited partner units to certain restrictions on transfer.

Until February 1, 2004, the Trust elected to be taxed as a real estate investment trust ("REIT"), as that term is defined and used in the Internal Revenue Code of 1986, and the regulations thereunder (all as amended, the "Code"). Effective February 1, 2004, the Trust relinquished its REIT tax status enabling greater operating flexibility and is now taxed as a C corporation under the Code.

Management and Licensing Contracts

As a REIT, through January 31, 2004, the Trust was prohibited from operating its properties other than through an independent management company or a taxable REIT subsidiary. Following the acquisition of InnSuites Hotels by the Trust effective February 1, 2001, InnSuites Hotels operated and managed the Hotels with the assistance of Suite Hospitality Management, Inc. (the "Management Company"), an entity in which Mr. Wirth, until July 1, 2003, held a 9.8% ownership interest, pursuant to management agreements that provided for an annual management fee of 2.5% of gross revenues. On December 31, 2003, the Trust agreed to extend the current management agreements through January 31, 2008 in exchange for the Management Company forgiving $183,248 of accrued but unpaid fees. The Trust incurred management fee expenses related to these contracts during fiscal year 2005 of $177,742 for the period from February 1, 2004 through June 8, 2004 (the date the Trust acquired the management agreements). The Trust incurred no expense related to these contracts for the twelve months ended January 31, 2007 and 2006. Due to the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 46R ("FIN 46R"), which resulted in the consolidation of the Management Company with the Trust, these expenses have been eliminated in the consolidation for the twelve months ended January 31, 2005.

Prior to June 8, 2004, InnSuites Hotels paid InnSuites Licensing Corp. (the "Licensing Corp."), an entity owned by Mr. Wirth and his spouse until February 2, 2004, an annual licensing fee of 2.0% of gross room revenues (1.0% for those hotel properties which also carried a third-party franchise, such as Best Western® or Holiday Inn®) for trademark and licensing services relating to the use of the InnSuites® name and marks. On December 31, 2003, the Trust agreed to extend the trademark and licensing services agreements through January 31, 2007 in exchange for the Licensing Corp. forgiving $347,473 of accrued but unpaid fees. The Management Company purchased the Licensing Corp. from Mr. and Mrs. Wirth on February 2, 2004. The Trust incurred licensing fees during fiscal year 2005 of $94,703 for the period from February 1, 2004 through June 8, 2004 (the date the Trust acquired the license agreements). The Trust incurred no expense related to these contracts for the twelve months ended January 31, 2007 and 2006. Due to the adoption of FIN 46R, which resulted in the consolidation of the Licensing Corp. with the Trust, these expenses have been eliminated in the consolidation for the twelve months ended January 31, 2005.

In connection with the Trust's relinquishment of its REIT status, the Trust no longer required the services of a separate management company. The Trust determined it was in its best interest to buy out the management contracts and licensing agreements and directly manage the Hotels through the Trust's wholly owned subsidiary, InnSuites Hotels. As a result of this buy out, the Management Company (which was the Trust's variable interest entity under FIN 46R) was no longer consolidated subsequent to the second quarter of fiscal year 2005.

Effective June 8, 2004, InnSuites Hotels acquired the management agreements under which the Management Company provided management services to the Hotels. In consideration of the acquisition, the stockholder of the Management Company received $20,000 and 90,000 Shares of Beneficial Interest of the Trust, reflecting a transaction value of approximately $159,500 in the aggregate. Following the acquisition, InnSuites Hotels now self-manages the Hotels. InnSuites Hotels also manages four hotels owned by affiliates of Mr. Wirth.

Under the management agreements, InnSuites Hotels provides the personnel for the hotels, the expenses of which are reimbursed at cost, and manages the hotels' daily operations. All such expenses and reimbursements between InnSuites Hotels and the Partnership have been eliminated in consolidation. InnSuites Hotels received 2.5% of gross revenue from the Hotels owned by the Partnership and the Trust in exchange for management services during fiscal years 2007 and 2006, and 2.0% of room revenue during fiscal year 2005. During fiscal year 2007 and the second half of fiscal year 2006, InnSuites Hotels also received an accounting fee between $1,000 and $2,000 per month under these agreements. All expenses and reimbursements relating to these agreements have been eliminated in consolidation. These agreements expire on January 31, 2008. InnSuites Hotels received between 1% and 2% of room revenue (depending on results) from the four hotels owned by affiliates of Mr. Wirth in exchange for management services during fiscal years 2006 and 2005, and an additional monthly accounting fee of between $1,000 and $2,000 during fiscal year 2006. These agreements required these four hotels to pay 2% of room revenue, unless these hotels failed to reach 80% of their budgeted profit, at which point the fees were reduced to 1% of room revenue. During fiscal year 2007, the management fees for these four hotels was set at 2% of room revenue and the monthly accounting fee was set at $2,000 per month. Effective February 1, 2007, the management fees for these four hotels is set at 2.5% of room revenue. These agreements have no expiration date and may be cancelled by either party with 90-days written notice or 30-days written notice in the event the property changes ownership. InnSuites Hotels received 5% of total revenue for managing an unrelated hotel in San Diego, California during fiscal year 2007, 2006 and 2005. This agreement was cancelled by the hotel owners effective September 20, 2006.

Effective June 8, 2004, InnSuites Hotels acquired the license agreements under which Licensing Corp. provided licensing services to the Hotels, and the related registered and unregistered InnSuites trademarks and tradenames. In consideration of the acquisitions, the Management Company (as the sole stockholder of Licensing Corp.) received $60,000 and 10,000 Shares of Beneficial Interest of the Trust and InnSuites Hotels satisfied Licensing Corp.'s line of credit in the amount of $459,000, reflecting a transaction value of approximately $534,500 in the aggregate. The Shares of Beneficial Interest issued by the Trust for both the management contracts and the licensing agreements were valued at $155,000, which amount was recorded as an expense. Following the acquisition, the Trust provides licensing services to the Hotels, one unrelated hotel in Buena Park, California and four hotels owned by affiliates of Mr. Wirth.

InnSuites Hotels received 1.25% (2.50% for the Hotel which does not carry a third-party franchise) of total revenue from the Hotels owned by the Partnership and the Trust in exchange for use of the "InnSuites" trademark during fiscal years 2007 and 2006 and 1.0% (2.0% for the hotel which does not carry a third-party franchise) of room revenue in fiscal year 2005. The revenue and expenses related to these contracts have been eliminated in consolidation. These agreements have no expiration date. InnSuites Hotels received between 1% and 2% of room revenue (depending on results) from the four hotels owned by affiliates of Mr. Wirth in exchange for use of the "InnSuites" trademark during fiscal years 2006 and 2005. These agreements required that these hotels pay 2% of room revenue, unless these hotels failed to reach 80% of their budgeted profit, at which point the fees were reduced to 1% of room revenue. During fiscal year 2007, these fees were fixed at 1.25% of room revenue. Effective February 1, 2007, the fees are fixed at 1.25% for two hotels owned by affiliates of Mr. Wirth which carry a third party franchise and 2.0% for the two hotels which do not carry a third-party franchise. These agreements have no expiration date and may be cancelled by either party with 12-months written notice, or 90-days written notice in the event the property changes ownership. InnSuites Hotels received 2% of total revenue from the unrelated hotel in San Diego, California in exchange for licensing services during fiscal years 2007, 2006 and 2005. This agreement was cancelled by the hotel owners effective September 20, 2006. InnSuites Hotels received 0.5% of room revenue from the unrelated hotel in Buena Park, California in exchange for licensing services during fiscal years 2007, 2006 and 2005. This agreement has no expiration date and may be cancelled by either party with 30-days written notice.

Franchise Agreements

InnSuites Hotels has entered into franchise arrangements with Best Western International with respect to four of the Hotels. In exchange for use of the Best Western name, trademark and reservation system, the participating Hotels pay fees to Best Western International based on reservations received through the use of the Best Western reservation system and the number of available suites at the participating Hotels. The agreements with Best Western have no specific expiration terms and are cancelable at the option of either party. Best Western requires that the participating Hotels meet certain requirements for room quality, and such Hotels are subject to removal from its reservation system if these requirements are not met. The Hotels with third-party franchise agreements received significant reservations through the Best Western reservation system. Until February 2005, InnSuites Hotels also had a franchise agreement with Holiday Inn relating to its Ontario, California hotel. InnSuites Hotels terminated this agreement and the property now holds a franchise agreement with Best Western. The Trust incurred $310,687, $355,266 and $553,883 in total fees related to these agreements for the twelve months ended January 31, 2007, 2006 and 2005, respectively.

Sale of Hotel Properties

On March 25, 2004, the Trust sold its Tempe, Arizona hotel to Tempe/Phoenix Airport Resort LLC ("Tempe Resort"), an affiliate of Mr. Wirth, for its appraised value of $6.8 million, which was also its carrying value. The purchase price was satisfied by Tempe Resort assuming the Trust's mortgage note payable on the property of $1.7 million and assuming notes payable to Mr. Wirth and his affiliates of $5.1 million.

On April 1, 2004, the Trust sold its San Diego, California hotel to an unrelated third party for $9.7 million, which the Trust received in cash. The Trust used $4.8 million of the proceeds to satisfy its mortgage note payable on the property, $1.4 million to satisfy notes and interest payable to related parties, and retained the remaining proceeds to reduce trade payables and to fund future operations and capital improvements.

On July 27, 2005, the Trust sold its Phoenix, Arizona hotel to Phoenix Northern Resort LLC, an affiliate of Mr. Wirth, for its appraised value of $5.1 million. The buyer satisfied the purchase price by assuming the Trust's $3.2 million mortgage note payable secured by the property, paying $1.7 million in cash prior to the closing, and paying $192,000 in cash at the closing. The sale resulted in a gain of $1.8 million, with $1.3 million of the gain attributable to holders of Shares of Beneficial Interest.

Competition in the Hotel Industry

The hotel industry is highly competitive. Each of the Hotels experiences competition primarily from other mid-market hotels located in its immediate vicinity, but also competes with hotel properties located in other geographic markets. While none of the Hotels' competitors dominate any of the Trust's geographic markets, some of those competitors have greater marketing and financial resources than the Trust.

Certain additional hotel property developments have been announced or have recently been completed by competitors in a number of the Hotels' markets, and additional hotel property developments may be built in the future. Such hotel developments have had, and could continue to have, an adverse effect on the revenue of the Hotels in their respective markets.

The Trust has chosen to focus its hotel investments in the southwest region of the United States. The Trust has a concentration of assets in southern Arizona market. In the markets in which the Trust operates, supply and demand rates have generally been balanced.

The Trust may also compete for investment opportunities with other entities that have greater financial resources. These entities also may generally accept more risk than the Trust can prudently manage. Competition may generally reduce the number of suitable future investment opportunities available to the Trust and increase the bargaining power of owners seeking to sell their properties.

Seasonality of the Hotel Business

The Hotels' operations historically have been seasonal. The three southern Arizona hotels experience their highest occupancy in the first fiscal quarter and, to a lesser extent, the fourth fiscal quarter. The second fiscal quarter tends to be the lowest occupancy period at those three southern Arizona hotels. This seasonality pattern can be expected to cause fluctuations in the Trust's quarterly revenues. The two hotels located in California and New Mexico historically experience their most profitable periods during the second and third fiscal quarters (the summer season), providing some balance to the general seasonality of the hotel business.

Financial Information

See "Item 6 – Selected Financial Data" herein for information regarding the Trust's revenues, net income and losses, dividends, total assets, notes and advances payable to banks and others and notes and advances payable to related parties.

Other Available Information

We also make available, free of charge, on our Internet website at www.innsuitestrust.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we file such material with, or furnish it to, the Securities and Exchange Commission (the "Commission"). The public may read and copy any materials that we file with the Commission at the Commission's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549 and may obtain information on the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission (http://www.sec.gov).

ITEM 1A. RISK FACTORS

The material risks and uncertainties that management believes affect us are described below. You should consider carefully the risks and uncertainties described below together with all of the other information included or incorporated by reference in this annual report on Form 10-K. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that management is not aware of or focused on or that management currently deems immaterial may also impair our business operations. This annual report on Form 10-K is qualified in its entirety by these risk factors.

If any of the following risks actually occur to any significant extent, our financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of our Shares of Beneficial Interest could decline, perhaps significantly, and you could lose part or all of your investment.

We are subject to operating risks common in the hospitality industry.

Our business is subject, directly or through our franchisors, to the following risks common in the hospitality industry, among others:

- changes in occupancy and room rates achieved by our hotels and by competitive area hotels;
- desirability of a hotel's geographic location and changes in traffic patterns;
- changes in general and local economic and market conditions, which can adversely affect the level of business and leisure travel, and therefore the demand for lodging and related services;
- changes in the number of hotels operating under specific franchised brands;
- increases in costs due to inflation may not be able to be totally offset by increases in room rates;
- over-building in one or more sectors of the hotel industry and/or in one or more geographic regions, could lead to excess supply compared to demand, and to decreases in hotel occupancy and/or room rates;
- changes in travel patterns and travel costs affected by fuel prices;
- changes in governmental regulations that influence or determine wages, prices or construction costs;
- other unpredictable external factors, such as natural disasters, war, terrorist attacks, epidemics, airline strikes, transportation and fuel price increases and severe weather, may reduce business and leisure travel;
- the need to periodically repair and renovate our hotels at a cost in excess of our standard 4% reserve;
- increases in the cost of labor, energy, healthcare, insurance and other operating expenses resulting in lower operating margins;
- the financial condition of franchisors and travel related companies;
- our ability to develop and maintain positive relations with current and potential franchisors; and
- our ability to develop our own regional "InnSuites" brand.

Changes in any of these conditions could adversely impact hotel room demand and pricing and result in reduced occupancy and revenue which could adversely affect our results of operations and financial condition. We have a limited ability to pass through increased operating costs in the form of higher room rates, so that such increased costs could result in lower operating margins.

The hotel industry is highly competitive.

Each of the Hotels experiences competition primarily from other mid-market hotels in its immediate vicinity, but also competes with other hotel properties in its geographic market. Some of the competitors of the Hotels have substantially greater marketing and financial resources than us. A number of additional hotel rooms have been added, are under development or have been announced in a number of our markets, and additional hotel rooms may be developed in the future. Such additional hotel rooms have had, and may continue to have, an adverse effect on the revenues of the Hotels in such markets.

We may be competing for investment opportunities with entities that have substantially greater financial resources than us. These entities may generally be able to accept more risk than we prudently can manage. Competition may generally reduce the number of suitable investment opportunities offered to us and increase the bargaining power of property owners seeking to sell hotel properties.

We have concentrated our marketing resources on the InnSuites Hotels® brand.

All of the Hotels are marketed as InnSuites Hotels®, a southwestern U.S. regional brand owned by the Trust. Accordingly, we are subject to risks inherent in concentrating our investments in the InnSuites Hotels brand, such as a reduction in business following adverse publicity related to the brand, which could have an adverse effect on our results of operations. In addition, many of our Hotels are co-branded as Best Western® hotels. This brand is owned by its members and faces the same risks on an international scale.

We have engaged in, and may continue to engage in, transactions involving Mr. Wirth. These transactions pose conflict of interest issues for us.

A number of our prior transactions have involved dealings with Mr. Wirth, our founder, largest shareholder and Chief Executive Officer. We may also engage in similar transactions with Mr. Wirth in the future. Because of the direct and indirect ownership interests of Mr. Wirth in, and his positions with, the Trust and its affiliates, there were, and will continue to be, inherent conflicts of interest in connection with our acquisition or disposition of hotels from or to Mr. Wirth or other transactions, such as loans from Rare Earth Financial L.L.C., an affiliate of Mr. Wirth, or the condo-hotel conversions, in which Mr. Wirth has a significant interest. Accordingly, our management may have considered, and may in the future consider, their own interests above the interests of our other shareholders while negotiating these transactions.

Except as specifically provided in our governing documents or in certain provisions of Ohio law, nothing prohibits our officers and trustees from engaging in business activities for their own account. As a general principle of law, however, officers and trustees owe fiduciary duties to the shareholders of each company they represent. Those duties require them to deal with each company fairly. Additionally, all decisions involving the potential for conflict must be approved by a majority of trustees who do not have an interest in the transaction. We cannot guarantee, however, that the independent trustees will resolve all decisions involving conflict in favor of the Trust.

Certain affiliates of the Trust, including Mr. Wirth, may have unrealized gain in their investments in certain hotels acquired by us on January 31, 1998. A subsequent sale of these hotels by us may cause adverse tax consequences to such persons. Therefore, the interests of the Trust and certain of its affiliates, including Mr. Wirth, could be in opposition in connection with the disposition of any of these hotels. However, decisions with respect to the disposition of any of these hotels must be approved by a majority of the independent trustees.

We have significant debt obligations.

At January 31, 2007, our outstanding debt and capital lease obligations consisted of approximately $20.9 million in principal amount outstanding. There can be no assurance that we will be able to meet our present or future debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure. Adverse economic conditions could cause the terms on which borrowings are available to become unfavorable to us. In such circumstances, if we are in need of capital to repay indebtedness in accordance with its terms or otherwise, we could be required to liquidate one or more investments in the Hotels at times that may not permit realization of the maximum return on our investments.

We rely on key personnel.

Our future success is substantially dependent on the active participation of our executive officers, Mr. Wirth, Mr. Waters and Mr. Berg. In addition, Mr. Bauer, Controller, and Mr. Green, Director of Operations, hold key positions with the Trust. The loss of the services of any of these individuals could have a material adverse effect on us.

Under certain circumstances, our franchisors may terminate our franchise contracts.

The continuation of our franchise contracts for the Hotels is subject to the maintenance of specified operating standards and other terms and conditions, and our Best Western franchise agreements are renewable annually. Our failure to maintain those operating standards or adhere to the other terms and conditions of the franchise contracts could result in the loss or cancellation of such franchise contracts. It is possible that a franchisor could condition the continuation of a franchise contract upon the completion of substantial capital improvements, which the Board of Trustees may determine to be too expensive or otherwise unwarranted in light of general economic conditions or the operating results or prospects of the affected Hotel. Failure to complete improvements, when required, in a manner satisfactory to the franchisor could result in the cancellation of one or more franchise contracts. In any case, if a franchise contract is terminated, we may seek to obtain a suitable replacement franchise, or to operate the affected Hotel independent of a franchise contract. In addition, we may desire to operate additional hotels under franchise contracts, and such franchisors may require that significant capital expenditures be made at such hotels as a condition of granting a franchise contract. The loss or lack of a franchise contract could have a material adverse effect upon the operations or the underlying value of the Hotel covered by such contract because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. The loss of a number of the franchise contracts for the Hotels could have a material adverse effect on our results of operations.

Due to the geographic concentration of the hotels in our system, our results of operations and financial condition are subject to fluctuations in regional economic conditions.

All of our Hotels are located in the southwestern United States. Therefore, our results of operations and financial condition may be significantly affected by the economy of this region. Other adverse events affecting the southwestern United States, such as economic recessions or natural disasters, could cause a loss of revenues for our hotels in this region, which may be greater as a result of our concentration of assets in these areas.

Our expenses may remain constant even if revenues decline.

The expenses of owning property have some flexibility but are not necessarily materially reduced when circumstances such as market factors and competition cause a reduction in income from a hotel. Accordingly, a decrease in our revenues could result in a disproportionately higher decrease in our earnings because our expenses are unlikely to decrease proportionately or as rapidly. In such instances, our financial condition and results of operations could be adversely affected, not only by changes in occupancy rates, but also by:

- fixed labor costs;
- interest rate levels;
- the availability of financing;
- increases in real property tax rates;
- the cost of compliance with government regulations, including zoning and tax laws; and
- changes in government regulations, including those governing usage, zoning and taxes.

Our inability to sell real estate if and when desired may adversely affect our financial condition.

Real estate assets generally cannot be sold quickly. In general, we may not be able to vary our portfolio of hotels or other real estate promptly in response to economic or other conditions. This inability to respond promptly to changes in the performance of our assets could adversely affect our financial condition. In addition, sales of appreciated real property could generate material adverse tax consequences, which may make it disadvantageous for us to sell certain of our Hotels.

We are exploring strategic alternatives for the Trust, including the possible sale of some or all of the Hotels; however we cannot provide assurance that any transactions will be successfully completed, that our financial results will not be adversely effected by the potential loss of management and/or trademark licensing revenue or that the pursuit of these strategic alternatives will have a positive effect on our share price.

The Board of Trustees is evaluating potential strategic alternatives, including the sale of some or all of the Hotels. This process may or may not result in an agreement to sell some or all of the Hotels. In addition, the Trust's ability to complete a sale of any of the Hotels, if the Board of Trustees decides to pursue such a strategy, will depend on numerous factors, some of which are outside the Trust's control. If any or all of the Hotels were sold, our future management and/or licensing fees could be reduced if the purchaser did not continue to retain us to provide those services. Such a reduction could have an adverse effect on our financial results.

There are various uncertainties and risks relating to the exploration of strategic alternatives, including:

- diversion of management resources;
- the process may be time consuming and expensive and may result in the loss of business opportunities;
- the Trust may not be able to successfully achieve the benefits of any strategic alternatives; and
- perceived uncertainties as to the Trust's future direction may result in increased difficulties in recruiting and retaining employees, particularly senior management.

Even if a transaction is completed, there can be no assurance that it will have a positive effect on the price of the Trust's Shares of Beneficial Interest. The market price of the Trust's Shares of Beneficial Interest could be highly volatile during the period while the Board of Trustees explores strategic alternatives and may continue to be more volatile if the Trust announces the sale of one of its Hotels.

We may not have sufficient resources to pursue our current strategies.

We may pursue a growth strategy, which includes acquiring, repositioning and improving hotel properties, and may also pursue a strategy of converting some of our Hotels into condo-hotel units. We also plan to pursue a strategy of increased licensing of the InnSuites Hotels® brand. There is a risk that, due to market and other conditions beyond our control, we will not have access to sufficient equity or debt capital to pursue these strategies. Since the term and amount of our credit arrangements are limited, our ability to continue to pursue these strategies may depend on our ability to obtain additional private or public equity or debt financing. There can be no assurance that such financing is or will be available on acceptable terms when necessary.

We are subject to governmental regulations affecting the hospitality industry; the costs of complying with governmental regulations, or our failure to comply with such regulations, could affect our financial condition and results of operations.

We are subject to numerous federal, state and local government laws and regulations affecting the hospitality industry, including usage, building and zoning requirements. A violation of any of those laws and regulations or increased government regulation could require us to make unplanned expenditures and result in higher operating costs. In addition, our success in expanding our hotel operations or engaging in condo-hotel conversions depends upon our ability to obtain necessary building permits and zoning variances from local authorities. Compliance with these laws is time intensive and costly and may reduce our revenues and operating income.

Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. In addition to ADA work to date, we may be required to remove access barriers or make unplanned, substantial modifications to our hotels to comply with the ADA or to comply with other changes in governmental rules and regulations, which could reduce the number of total available rooms, increase operating costs and have a negative impact on our results of operations. Any failure to comply with ADA requirements or other governmental regulations could result in the U.S. government imposing fines or in private litigants winning damage awards against us.

Our Hotels, like all real property, are subject to governmental regulations designed to protect the environment. However, if we fail to comply with such laws and regulations, we may become subject to significant liabilities, fines and/or penalties, which could adversely affect our financial condition and results of operations.

We are also subject to laws governing our relationship with employees, including minimum or living wage requirements, overtime, working conditions and work permit requirements. An increase in the state or federal minimum wage rate, employee benefit costs or other costs associated with employees could increase expenses and result in lower operating margins. Although none of our employees are currently represented by labor unions, labor union organizing activities may take place at our existing hotels or at any new hotel property we open. A lengthy strike or other work stoppage at one of our hotels, or the threat of such activity, could have an adverse effect on our business and results of operations.

If we fail to comply with privacy regulations, we could be subject to fines or other restrictions on our business.

We collect and maintain information relating to our guests for various business purposes, including maintaining guest preferences to enhance our customer service and for marketing and promotion purposes. The collection and use of personal data are governed by privacy laws and regulations. Compliance with applicable privacy regulations may increase our operating costs and/or adversely impact our ability to service our guests and market our products, properties and services to our guests. In addition, non-compliance with applicable privacy regulations by us (or in some circumstances non-compliance by third parties engaged by us) could result in fines or restrictions on our use or transfer of data.

Increasing use of internet reservation channels may decrease loyalty to our brands or otherwise adversely affect us.

As is the case with many other hotel operators, a growing percentage of our hotel rooms are booked through internet travel intermediaries. If such bookings continue to increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from our franchisors or us. Moreover, some of these internet travel intermediaries are attempting to commoditize hotel rooms, by increasing the importance of price and general indicators of quality at the expense of brand identification. These intermediaries hope that consumers will eventually develop brand loyalties to their reservations systems rather than to our lodging brands. If this happens our business and profitability may be significantly harmed.

Our business is seasonal in nature, and we are likely to experience fluctuations in our results of operations and financial condition.

Our business is seasonal in nature, with the first and fourth fiscal quarters generally accounting for a greater portion of annual revenues than the second and third fiscal quarters. Therefore, our results for any quarter may not be indicative of the results that may be achieved for the full fiscal year. The seasonal nature of our business increases our vulnerability to risks such as labor force shortages and cash flow problems. Further, if an adverse event such as an actual or threatened terrorist attack, international conflict, regional economic downturn or poor weather conditions should occur during the first or fourth fiscal quarters, the adverse impact to our revenues could likely be greater as a result of our southern Arizona seasonal business.

Our properties are subject to risks relating to natural disasters, terrorist activity and war and any such event could materially adversely affect our operating results.

Our financial and operating performance may be adversely affected by natural disasters particularly in locations where we own significant properties. Some types of losses, such as those from earthquake, wild fires, terrorism or environmental hazards, may be either uninsurable or too expensive to justify insuring against. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In that event, we might nevertheless remain obligated for any financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it impractical to rely on insurance proceeds to replace property after that property has been damaged or destroyed. Under those circumstances, the insurance proceeds received by us might not be adequate to restore our economic position with respect to such property.

Similarly, war (including the potential for war) and terrorist activity (including threats of terrorist activity), epidemics (such as SARs and bird flu), travel-related accidents, as well as geopolitical uncertainty and international conflict, which impact domestic and international travel, may cause our results to differ materially from anticipated results. Terrorism incidents such as the events of September 11, 2001 and wars such as the ongoing Iraq war significantly impact travel and tourism and consequently the demand for hotel rooms.

Hospitality companies have been the target of class actions and other lawsuits alleging violations of federal and state law.

Our operating income and profits may be reduced by legal or governmental proceedings brought by or on behalf of our employees or customers. In recent years, a number of hospitality companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. We cannot assure you that we will not incur substantial damages and expenses resulting from lawsuits of this type, which could have a material adverse effect on our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

The Trust maintains its administrative offices at the InnSuites Hotels Centre in Phoenix, Arizona. On January 31, 2007, the Partnership owned four Hotels and the Trust owned one Hotel. All of the Hotels are operated as InnSuites® Hotels, while four are also marketed as Best Western® Hotels. All of the Hotels operate in the following locations:

Property	Number of Suites	Year of Construction/ Addition	Most Recent Renovation (1)
InnSuites Hotel and Suites Airport Albuquerque Best Western	101	1975/1985	2004
InnSuites Hotel and Suites Tucson, Catalina Foothills Best Western	159	1981/1983	2005
InnSuites Hotels and Suites Yuma Best Western	166	1982/1984	2006
InnSuites Hotel and Suites Ontario Airport Best Western	150	1990	2005
InnSuites Hotels and Suites Tucson St. Mary's	267	1960/1971	2006
Total suites	843		

(1) The Trust defines a renovation as the remodeling of more than 10% of a property's available suites.

See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – General" herein for a discussion of occupancy rates at the Hotels.

See Note 7 to the Trust's Consolidated Financial Statements – "Mortgage Notes Payable" herein for a discussion of mortgages encumbering the Hotels.

ITEM 3. LEGAL PROCEEDINGS

The Trust is not a party to, nor are any of its properties subject to, any material litigation or environmental regulatory proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5. MARKET FOR THE TRUST'S SHARES, RELATED SHAREHOLDER MATTERS AND TRUST PURCHASES OF SHARES

The Trust's Shares of Beneficial Interest are traded on the American Stock Exchange under the symbol "IHT." On April 27, 2007, the Trust had 9,183,904 shares outstanding and 503 holders of record.

The following table sets forth, for the periods indicated, the high and low sales prices of the Trust's Shares of Beneficial Interest, as quoted by the American Stock Exchange, as well as dividends declared thereon:

Fiscal Year 2007	High	Low	Dividends
First Quarter	1.75	1.30	–
Second Quarter	1.75	1.45	–
Third Quarter	1.54	1.10	–
Fourth Quarter	1.75	1.00	.01

Fiscal Year 2006	High	Low	Dividends
First Quarter	1.52	1.11	–
Second Quarter	1.75	1.23	–
Third Quarter	1.50	1.24	–
Fourth Quarter	1.50	1.20	.01

The Trust intends to maintain a conservative dividend policy to facilitate the reduction of debt and internal growth. In fiscal years 2007 and 2006, the Trust paid dividends of $0.01 per share in the fourth quarter of each year.

On January 2, 2001, the Board of Trustees approved a share repurchase program under Rule 10b-18 of the Securities Exchange Act of 1934, as amended, for the purchase of up to 250,000 limited partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Additionally, on September 10, 2002, the Board of Trustees approved the purchase of up to 350,000 additional limited partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. On August 18, 2005, the Board of Trustees approved the purchase of up to 350,000 additional limited partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Acquired Shares of Beneficial Interest will be held in treasury and will be available for future acquisitions and financings and/or for awards granted under the InnSuites Hospitality Trust 1997 Stock Incentive and Option Plan. During the three months ended January 31, 2007, the Trust acquired 80,300 Shares of Beneficial Interest in open market transactions at an average price of $1.30 per share. The Trust intends to continue repurchasing Shares of Beneficial Interest in compliance with applicable legal and American Stock Exchange requirements. The Trust remains authorized to repurchase an additional 66,153 limited partnership units and/or Shares of Beneficial Interest pursuant to the share repurchase program, which has no expiration date.

	Issuer Purchases of Equity Securities			
Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares that May Be Yet Purchased Under the Plans
November 1 – November 30, 2006	21,700	$ 1.20	21,700	124,753
December 1 – December 31, 2006	25,900	$ 1.20	25,900	98,853
January 1 – January 31, 2007	32,700	$ 1.44	32,700	66,153

See Part III, Item 12 for a description of our equity compensation plans.

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data of the Trust as of and for the five fiscal years ended January 31, 2007, has been derived from the audited consolidated financial statements of the Trust. The consolidated financial statements of the Trust as of and for the fiscal year ended January 31, 2007 was audited by Moss Adams, LLP, independent public accountants (successor to Epstein, Weber & Conover, P.L.C.) The consolidated financial statements of the Trust as of and for the fiscal years ended January 31, 2006 and 2005 were audited by Epstein, Weber & Conover, P.L.C., independent public accountants. The consolidated financial statements of the Trust as of and for the two fiscal years ended January 31, 2004 and 2003 were audited by McGladrey & Pullen, LLP, independent public accountants.

	Year Ended January 31,				
	2007	2006	2005	2004	2003
Total revenue	$ 21,790,634	$ 21,248,839	$ 22,875,187	$ 24,211,328	$ 26,940,473
Net income (loss) from continuing operations	$ (46,430)	$ 541,578	$ 240,442	$ (2,594,317)	$ (3,445,948)
Income (loss) per share – basic	$ (0.01)	$ 0.06	$ 0.10	$ (1.27)	$ (1.67)
Income (loss) per share – diluted	$ (0.01)	$ 0.02	$ 0.10	$ (1.27)	$ (1.67)
Cash dividends paid and declared per share	$ 0.01	$ 0.01	$ 0.01	$ 0.02	$ 0.01
Total assets	$ 31,379,017	$ 31,952,358	$ 36,455,521	$ 47,961,594	$ 61,494,579
Notes and advances payable to banks and others	$ 19,851,327	$ 20,736,859	$ 24,755,858	$ 31,974,992	$ 38,922,408
Notes and advances payable to related parties	$ 1,085,717	$ 514,706	$ 93,512	$ 6,852,241	$ 9,901,153

See "Item 1 – Business" herein for a discussion of the change in the nature of the business of the Trust over the course of the years presented above. As a result, the information presented above is not comparative from year to year.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Trust is engaged in the ownership and operation of hotel properties. At January 31, 2007, the InnSuites system included five moderate and full-service hotels with 843 hotel suites. Four of our Hotels are branded through franchise agreements with Best Western. All five Hotels are trademarked as InnSuites Hotels. We are also involved in various operations incidental to the operation of hotels, such as the operation of restaurants and meeting/banquet room rentals.

Our operations consist of one reportable segment, hotel ownership, which derives its revenue from the operation of the Hotels. In addition, we receive management fees, trademark license fees and reservation fees.

Our results are significantly affected by occupancy and room rates at the Hotels, our ability to manage costs, and changes in the number of available suites caused by acquisition and disposition activities. Results are also significantly impacted by overall economic conditions and conditions in the travel industry. Unfavorable changes in these factors could negatively impact hotel room demand and pricing which would reduce our profit margins on rented suites. Additionally, our ability to manage costs could be adversely impacted by significant increases in operating expenses, resulting in lower operating margins.

Improved economic conditions, both generally and specifically in the travel industry, had a positive impact on the operations of the Trust in fiscal year 2007. We anticipate the positive trend in the travel industry to continue in 2008. Better overall economic conditions are expected to result in increased business and leisure travel and support higher room rates, and therefore higher operating margins. We expect the major challenge for fiscal year 2008 to be strong competition for group business in the markets in which we operate that may affect the Trust's ability to increase room rates while maintaining market share. We believe that we have positioned the hotels to remain competitive through selective refurbishment and carrying a relatively large number of two-room suites at each location.

Effective February 1, 2004, the Trust relinquished its REIT status. As of that date, any distributions to its shareholders are not deductible for purposes of computing the Trust's taxable income and the Trust will be subject to income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates, without offset for distributions of such income to its shareholders. As of January 31, 2007, the Trust has $11.4 million in federal net loss carryforwards available to offset future federal tax liability and $1.5 million in state net loss carryforwards.

General

The following discussion should be read in conjunction with the Trust's consolidated financial statements and notes thereto.

The accounting policies that we believe are most critical and involve the most subjective judgments include our estimates and assumptions of future revenue and expenditures used to project hotel cash flows. Future cash flows are used in the valuation calculation of our hotel properties to determine the recoverability (or impairment) of the carrying amounts in the event management is required to test the asset for recoverability of its carrying value under Statement of Financial Accounting Standards ("SFAS") No. 144. If the carrying amount of an asset exceeds the estimated future cash flows over its estimated remaining life, the Trust recognizes an impairment expense to reduce the asset's carrying value to its fair value. Fair value is determined by either the most current third-party property appraisal, if available, or the present value of future undiscounted cash flows over the remaining life of the asset. Our evaluation of future cash flows is based on our historical experience and other factors, including certain economic conditions and committed future bookings. See " – Critical Accounting Policies and Estimates" below.

At January 31, 2007 and 2006, the Trust owned a 69.89% and 69.14%, respectively, interest in four of the Hotels through its sole general partner's interest in the Partnership and owned a 99.9% interest in one Hotel. The Trust purchased 6,667, 51,300 and 532,077 Partnership units during the years ended January 31, 2007, 2006 and 2005, respectively.

Prior to May 1, 2004, the Partnership leased its hotel properties to InnSuites Hotels. The corresponding rent expense for InnSuites Hotels and rent revenue for the Partnership, as well as the resulting rent receivable and payable, eliminate in consolidation. On May 1, 2004, the percentage lease agreements between the Partnership and InnSuites Hotels were terminated.

The expenses of the Trust consist primarily of property taxes, insurance, corporate overhead, interest on mortgage debt, professional fees, depreciation of the Hotels and hotel operating expenses. Under the terms of its Partnership Agreement, the Partnership is required to reimburse the Trust for all such expenses. Accordingly, management believes that a review of the historical performance of the operations of the Hotels, particularly with respect to occupancy, which is calculated as rooms sold divided by total rooms available, average daily rate ("ADR"), calculated as total room revenue divided by number of rooms sold, and revenue per available room ("REVPAR"), calculated as total room revenue divided by number of rooms available, is appropriate for understanding revenue from the Hotels. Occupancy increased 1.82% to 71.54% from 69.72% in the prior year. ADR increased by $2.40 to $72.95 in fiscal year 2007 from $70.55 in fiscal year 2006. These increases resulted in an increase in REVPAR of $3.00 to $52.19 in fiscal year 2007 from $49.19 in fiscal year 2006.

The following table shows certain historical financial and other information for the periods indicated:

	For the Year Ended January 31,		
	2007	2006	2005
Occupancy	71.54%	69.72%	68.55%
Average Daily Rate (ADR)	$ 72.95	$ 70.55	$ 70.83
Revenue Per Available Room (REVPAR)	$ 52.19	$ 49.19	$ 48.55

No assurance can be given that the trends reflected in this data will continue or that occupancy, ADR and REVPAR will not decrease as a result of changes in national or local economic or hospitality industry conditions.

The Trust enters into transactions with certain related parties from time to time. For information relating to such related party transactions see the following:

- For a discussion of management and licensing agreements with certain related parties, see "Item 1 – Business – Management and Licensing Contracts."
- For a discussion of the sales of the Trust's Phoenix and Tempe, Arizona hotels to a related party during fiscal years 2005 and 2006, see "Item 1 – Business – Sale of Hotel Properties" and Note 21 to the Trust's Consolidated Financial Statements – "Sale of Hotel Properties."
- For a discussion of guarantees of the Trust's mortgage notes payable by certain related parties, see Note 7 to the Trust's Consolidated Financial Statements – "Mortgage Notes Payable."
- For a discussion of notes and advances payable by the Trust to certain related parties, see Note 9 to the Trust's Consolidated Financial Statements – "Notes and Advances Payable to Related Parties."
- For a discussion of the Trust's employment agreement with Mr. Wirth, see Note 14 to the Trust's Consolidated Financial Statements – "Advisory Agreement/Employment Agreements."

Results of operations of the Trust for the year ended January 31, 2007 compared to the year ended January 31, 2006.

Overview

A summary of operating results for the fiscal years ended January 31, 2007 and 2006 is:

	2007	2006	Change	% Change
Revenue	$ 21,790,634	$ 21,248,839	$ 541,795	2.6%
Operating Income	$ 1,515,068	$ 349,349	$ 1,165,719	>100.0%
Net Income (Loss)	$ (46,430)	$ 541,578	$ (588,008)	>(100.0)%
Income Per Share – Basic	$ (0.01)	$ 0.06	$ (0.07)	>(100.0)%
Income Per Share – Diluted	$ (0.01)	$ 0.02	$ (0.03)	>(100.0)%

The Trust's overall results in 2007 were positively affected by the disposition of certain of its underperforming properties and the improved operating results of the remaining hotel properties due to the continued strengthening of the travel industry.

For the twelve months ended January 31, 2007, the Trust had total revenue of $21.8 million compared to $21.2 million for the twelve months ended January 31, 2006, an increase of approximately $542,000. This increase in total revenue is primarily due to increased occupancy and room rates. Total expenses of $22.1 million for the twelve months ended January 31, 2007 reflect a decrease of approximately $717,000 compared to total expenses of $22.8 million for the twelve months ended January 31, 2006. The decrease is primarily due to reduced general and administrative expense attributable to reduced bad debt expense on the Hotels as a result of improved receivable collections in fiscal year 2007 and reduced professional fees as a result of costs incurred during fiscal year 2006 relating to the filing of amendments of certain of the Trust's filings with the Securities and Exchange Commission.

For the twelve months ended January 31, 2007, the Trust disposed of the furniture, fixtures and equipment previously used in the operation of the San Diego, California property for a gain of $139,000. During fiscal year 2006, the Trust had a net gain on disposition of hotels of $1.8 million resulting primarily from the sale of the Phoenix, Arizona property during the second quarter of that year.

General and administrative expenses include overhead charges for management, accounting, shareholder and legal services for the Trust. In comparing general and administrative expenses for the twelve months ended January 31, 2007 and 2006, these expenses decreased $653,000, or 16.5%, to $3.3 million in fiscal year 2007, from $3.9 million in fiscal year 2006. This decrease was primarily due to reduced bad debt expense on the Hotels as a result of improved receivable collections in fiscal year 2007 and reduced professional fees as a result of costs incurred during fiscal year 2006 relating to the filing of amendments of certain of the Trust's filings with the Securities and Exchange Commission.

Total operating expenses for the twelve months ended January 31, 2007 were $20.3 million, a decrease of approximately $624,000, or 3.0%, from $20.9 million in the twelve months ended January 31, 2006. The decrease was primarily due to reduced general and administrative expenses as discussed above.

Total interest expense for the twelve months ended January 31, 2007 was $1.8 million, a decrease of $93,000, or 4.9%, from $1.9 million in the twelve months ended January 31, 2006. Interest on mortgage notes payable for the twelve months ended January 31, 2007 was $1.7 million, a decrease of $143,000, or 7.7%, from $1.8 million in the twelve months ended January 31, 2006. The decrease is primarily due to interest incurred on the mortgage note payable secured by the Phoenix, Arizona property during the period of fiscal year 2006 before its disposition. Interest on notes payable to related parties increased $33,000, or over 100%, to $50,000 from $17,000 during the years ended January 31, 2007 and 2006, respectively. The increase is primarily due to increased borrowings on the Trust's line of credit with Rare Earth Financial, L.L.C., an affiliate of Mr. Wirth.

Real estate and personal property taxes, insurance and ground rent decreased $119,000, or 9.4%, to $1.1 million in the twelve months ended January 31, 2007. Real estate and personal property taxes and property insurance decreased due to expenses relating to the Phoenix, Arizona property during the period of fiscal year 2006 before its disposition and decreased insurance expense on the Tucson St. Mary's property.

Hotel property depreciation for the twelve months ended January 31, 2006 compared to 2005 decreased approximately $86,000, or 4.0%, to $2.0 million from $2.1 million, respectively. The decrease was primarily due to the disposition of the furniture, fixtures and equipment previously used at the San Diego, California location, which were not sold as part of the sale of the San Diego property in fiscal year 2005 but were sold for $160,000 in fiscal year 2007, and the furniture, fixtures and equipment purchased with the Albuquerque, New Mexico hotel reaching the end of its useful life during the last half of fiscal year 2006.

The Trust had other income of $60,000 for the twelve months ended January 31, 2006 relating to insurance proceeds received by the Ontario, California hotel. There was no such income during the twelve months ended January 31, 2007.

The Trust had a loss before minority interest and income taxes of $159,000 for the twelve months ended January 31, 2007, compared to income of $349,000 in the prior year. After deducting the loss allocated to the minority interest of $429,000 and taxes of $316,000, the Trust had net loss attributable to Shares of Beneficial Interest of approximately ($46,000) for fiscal year 2007. This represented a decrease of approximately $588,000 in net income (loss) attributable to Shares of Beneficial Interest comparing the twelve months ended January 31, 2007 and 2006. Basic net loss per share was ($0.01) for the twelve months ended January 31, 2007, compared to basic net income per share of $0.06 for 2006.

Results of operations of the Trust for the year ended January 31, 2006 compared to the year ended January 31, 2005.

Overview

A summary of operating results for the fiscal years ended January 31, 2006 and 2005 is:

	2006	2005	Change	% Change
Revenue	$ 21,248,839	$ 22,875,187	$ (1,626,348)	(7.1)%
Operating Income (Loss)	$ 349,349	$ (221,647)	$ 570,996	>100.0%
Net Income	$ 541,578	$ 240,442	$ 301,136	>100.0%
Income Per Share – Basic	$ 0.06	$ 0.10	$ (0.04)	(40.0)%
Income Per Share – Diluted	$ 0.02	$ 0.10	$ (0.08)	(80.0)%

The Trust's overall results in 2006 were positively affected by the disposition of certain of its underperforming properties in the two prior fiscal years and the improved operating results of the remaining hotel properties due to the continued strengthening of the travel industry.

For the twelve months ended January 31, 2006, the Trust had total revenue of $21.2 million compared to $22.9 million for the twelve months ended January 31, 2005, a decrease of approximately $1.6 million. This decrease in total revenue is primarily due to the sale of the Tempe and Phoenix, Arizona and San Diego, California properties during the last two fiscal years and decreased occupancy at the Ontario, California location due to a conversion of the property to a new brand affiliation. Total expenses of $22.8 million for the twelve months ended January 31, 2006 reflect a decrease of approximately $2.5 million compared to total expenses of $25.3 million for the twelve months ended January 31, 2005. The decrease is primarily due to the sales of the Tempe and Phoenix, Arizona and San Diego, California properties during the last two fiscal years, reduced depreciation due to a large portion of Trust assets reaching the end of their estimated lives, and expenses in the prior year related to the purchase of the management and licensing contracts.

For the twelve months ended January 31, 2006, the Trust had a net gain on disposition of hotels of $1.8 million, a decrease of $3.3 million, or 63.9%, from $5.1 million in fiscal year 2005. The fiscal year 2006 gain is primarily a result of the sale of the Phoenix, Arizona property during the second quarter. The fiscal year 2005 gain is primarily a result of the sale of the San Diego, California property during the first quarter.

General and administrative expenses include overhead charges for management, accounting, shareholder and legal services for the Trust. In comparing general and administrative expenses for the twelve months ended January 31, 2006 and 2005, these expenses decreased $497,000, or 11.2%, to $3.9 million in fiscal year 2006, from $4.4 million in fiscal year 2005. This decrease was primarily due to expenses of approximately $274,000 in fiscal year 2005 related to the purchase of the management and licensing contracts and the disposition of certain Trust properties, which resulted in a $340,000 decrease in expenses.

Total operating expenses for the twelve months ended January 31, 2006 were $20.9 million, a decrease of approximately $2.2 million, or 9.5%, from $23.1 million in the twelve months ended January 31, 2005. The decrease was primarily due to the sales of the Tempe and Phoenix, Arizona and San Diego, California properties during the last two fiscal years, reduced depreciation due to a large portion of Trust assets reaching the end of their estimated lives, and expenses in the prior year related to the purchase of the management and licensing contracts.

Total interest expense for the twelve months ended January 31, 2006 was $1.9 million, a decrease of $350,000, or 15.5%, from $2.3 million in the twelve months ended January 31, 2005. Interest on mortgage notes payable for the twelve months ended January 31, 2006 was $1.8 million, a decrease of $243,000, or 11.6%, from $2.1 million in the twelve months ended January 31, 2005. The decrease is primarily due to the satisfaction of the mortgage note payable secured by the Phoenix, Arizona property in connection with the disposition of that property. Interest on notes payable to related parties decreased 86.6%, or $109,000, to $17,000 from $125,000 during the years ended January 31, 2006 and 2005, respectively. The decrease is primarily due to interest incurred on notes totaling $6.2 million due to affiliates of Mr. Wirth which were outstanding during the first quarter of fiscal year 2005. These notes were paid off at the end of the first quarter of fiscal year 2005 in connection with the sales of the Tempe, Arizona and San Diego, California properties.

Real estate and personal property taxes, insurance and ground rent decreased $71,000, or 5.3%, to $1.3 million in the twelve months ended January 31, 2006. Real estate and personal property taxes and property insurance decreased due to the sale of the Phoenix, Arizona property during the second quarter of fiscal year 2006, which resulted in a decrease of $64,000.

Hotel property depreciation for the twelve months ended January 31, 2006 compared to 2005 decreased approximately $637,000, or 23.1%, to $2.1 million from $2.8 million, respectively. The decrease was primarily due to the sale of the Phoenix, Arizona property, which accounted for a $239,000 decrease, and a large portion of the Trust's furniture and equipment reaching the end of its useful life at the beginning of fiscal year 2006.

The Trust had other income of $60,000 for the twelve months ended January 31, 2006 relating to insurance proceeds received by the Ontario, California hotel. There was no such income during the twelve months ended January 31, 2005.

The Trust had income before minority interest, income taxes and cumulative effect of adoption of accounting principle of $349,000 for the twelve months ended January 31, 2006, compared to $2.6 million in the prior year. After deducting the loss allocated to the minority interest of $267,000 and taxes of $75,000, the Trust had net income attributable to Shares of Beneficial Interest of approximately $541,000 for fiscal year 2006. This represented an increase of approximately $301,000 in net income attributable to Shares of Beneficial Interest comparing the twelve months ended January 31, 2006 and 2005. Basic net income per share was $0.06 for the twelve months ended January 31, 2006, compared to $0.10 for 2005.

Liquidity and Capital Resources

Overview

The Trust's principal source of cash to meet its cash requirements, including distributions to its shareholders, is its share of the Partnership's cash flow and its direct ownership of the Yuma, Arizona property. The Partnership's principal source of revenue is hotel operations for the four hotel properties it owns. The Trust's liquidity, including its ability to make distributions to its shareholders, will depend upon the ability of itself and the Partnership to generate sufficient cash flow from hotel operations.

Hotel operations are significantly affected by occupancy and room rates at the Hotels, which have improved over the prior three fiscal years, our ability to manage costs, and changes in the number of available suites caused by acquisition and disposition activities. Results are also significantly impacted by overall economic conditions and conditions in the travel industry. Unfavorable changes in these factors could negatively impact hotel room demand and pricing which would reduce our profit margins on rented suites.

We anticipate that better overall economic conditions will result in increased business and leisure travel and support higher room rates, and therefore higher operating margins. Challenges in fiscal year 2008 are expected to include continued competition for group business in the markets in which we operate and the Trust's ability to increase room rates while maintaining market share.

Net cash provided by operating activities totaled $2.0 million, $878,000, and $660,000 for the years ended January 31, 2007, 2006 and 2005, respectively. The increases during the three-year period were primarily due to increased operating income due to better hotel performance.

Net cash (used in) provided by investing activities totaled $(1.2) million, $(65,000), and $8.0 million for the years ended January 31, 2007, 2006 and 2005, respectively. The decrease in 2007 as compared to 2006 was a result of the proceeds from the disposition of the Phoenix, AZ hotel in fiscal year 2006. The decrease in 2006 as compared to 2005 was due to fewer dispositions during fiscal year 2006.

Net cash used in financing activities totaled $(607,000), $(780,000), and $(8.6) million for the years ended January 31, 2007, 2006 and 2005, respectively. The decrease in 2006 as compared to 2005 was primarily due to the San Diego mortgage payoff in fiscal year 2005.

The Trust received $160,000 in proceeds from the sale of the furniture, fixtures and equipment at the San Diego, California property. The Trust did not sell these items as part of the sale of the hotel during fiscal year 2005.

The Trust received $1.2 million in proceeds from the sales of hotel properties in fiscal year 2006. The Trust used these proceeds to fund operations and capital improvements.

The Trust received $9.4 million in proceeds for the sales of hotel properties in fiscal year 2005. The Trust used $4.8 million of these proceeds to satisfy a mortgage note payable, $1.4 million to satisfy related party notes and interest payable, and retained the remaining proceeds to reduce trade payables and to fund future operations and capital improvements.

As of January 31, 2007, the Trust has no commitments for capital expenditures beyond a 4% reserve for refurbishment and replacements that is set aside annually, as described below.

The Trust is obligated under loan agreements relating to four of its hotels to deposit 4% of the individual hotel's room revenue into an escrow account to be used for capital expenditures. These accounts are restricted by the mortgage lenders. As of January 31, 2007, $128,284 was held in these accounts and is reported on the Trust's Consolidated Balance Sheet as "Restricted Cash." The accounts are required to be used for capital improvements to the Hotels and refurbishment and replacement of furniture, fixtures and equipment. During the twelve months ended January 31, 2007 and 2006, the Hotels spent approximately $1.5 million and $1.2 million, respectively, for capital expenditures. The Trust considers the majority of these improvements to be revenue producing. Therefore, these amounts have been capitalized and are being depreciated over their estimated useful lives. The Trust plans to spend approximately $730,000 for capital expenditures in fiscal year 2008. The Hotels also spent approximately $1.5 and $1.4 million during fiscal years 2007 and 2006, respectively, on repairs and maintenance and these amounts have been charged to expense as incurred.

The Trust has minimum debt payments of $1.1 million and $2.8 million due during fiscal years 2008 and 2009, respectively. On February 23, 2007, Tucson St. Mary's Suite Hospitality, an entity owned by the Partnership, established a $2 million non-revolving line of credit. The unpaid principal balance bears interest at the prime rate, as published in the Wall Street Journal, plus 0.75% (currently 9.00%) and is secured by a second mortgage on the Tucson St. Mary's Hotel. The line of credit matures on February 23, 2008. As of April 30, 2007, $1.5 million was drawn on the line of credit and used to pay down debt and to pay for renovations to that Hotel. The Trust believes it can satisfy its remaining obligations during fiscal years 2008 and 2009 using revenue generated by the Hotels' operations.

Management believes that cash on hand, future cash receipts from operations, and borrowings from affiliates in fiscal year 2008 will be sufficient to meet the Trust's obligations as they become due for the next twelve months.

The Trust may seek to negotiate additional credit facilities or issue debt instruments. Any debt incurred or issued by the Trust may be secured or unsecured, long-term, medium-term or short-term, bear interest at a fixed or variable rate and be subject to such other terms as the Trust considers prudent.

The Trust will acquire or develop additional hotels only as suitable opportunities arise, and the Trust will not undertake acquisition or redevelopment of properties unless adequate sources of financing are available. Funds for future acquisitions or development of hotels are expected to be derived, in whole or in part, from borrowings or from the proceeds of additional issuances of Shares of Beneficial Interest or other securities. However, there can be no assurance that the Trust will successfully acquire or develop additional hotels or that proceeds from borrowings or issuances of Shares of Beneficial Interest will be available or in amounts and on terms sufficient to allow such transactions.

Future Positioning

The Board of Trustees is exploring potential strategic alternatives, including the possibility of selling some or all of the Hotels. In addition, the Trust has been informed by Mr. Wirth that one of the four hotels owned by his affiliates for which the Trust provides management and trademark licensing services has been listed for sale with a real estate broker and that the three remaining hotels owned by his affiliates may also be listed for sale. If any or all of these properties were sold, the Trust's future management and/or licensing fees could be reduced if the purchaser did not continue to retain InnSuites Hotels to provide those services. In the past, when the Trust has sold hotel properties to unrelated third parties, the Trust has continued to provide management and/or trademark licensing services after a sale, although there can be no assurance that the Trust will be able to successfully do so in the future.

Management believes that the market value of each of the Trust's Hotels exceeds that Hotel's net book value and outstanding debt, and the Trust intends to sell a Hotel only if the sale price were to exceed the Hotel's net book value and outstanding debt. Such a sale would result in a profit to the extent the sale price exceeded the net book value and cash flow to the extent the sale price exceeded the outstanding debt. The cash generated from any Hotel sales will be used initially to reduce the Trust's outstanding debt.

The Trust will list its Yuma, Arizona Hotel for sale with a real estate broker in May 2007. The Trust can provide no assurances that it will be able to sell the Yuma, Arizona Hotel or any of its other Hotels or that, if the Trust did sell a Hotel, that it would be able to sell the Hotel at the advertised listing price. In addition, in connection with any real estate sales the Trust will incur real estate commissions and other closing costs.

Management continues to explore the condo-hotel concept as an opportunity for the Trust.

Share Repurchase Program

On January 2, 2001, the Board of Trustees approved a share repurchase program under Rule 10b-18 of the Securities Exchange Act of 1934, as amended, for the purchase of up to 250,000 limited partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Additionally, on September 10, 2002, the Board of Trustees approved the purchase of up to 350,000 additional limited partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. On August 18, 2005, the Board of Trustees approved the purchase of up to 350,000 additional limited partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Acquired Shares of Beneficial Interest will be held in treasury and will be available for future acquisitions and financings and/or for awards granted under the InnSuites Hospitality Trust 1997 Stock Incentive and Option Plan. During fiscal year 2007, the Trust acquired 134,865 Shares of Beneficial Interest in open market transactions at an average price of $1.35 per share and 6,427 Shares of Beneficial Interest in privately-negotiated transactions at an average price of $1.38. The Trust intends to continue repurchasing Shares of Beneficial Interest in compliance with applicable legal and American Stock Exchange requirements.

Off-Balance Sheet Financings and Liabilities

Other than lease commitments, legal contingencies incurred in the normal course of business and employment contracts for key employees, the Trust does not have any off-balance sheet financing arrangements or liabilities. The Trust does not have any majority-owned subsidiaries that are not included in the consolidated financial statements. See "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Accounting Matters" below for a discussion of accounting interpretations with respect to variable interest entities and the impact of such interpretations on the Trust.

Contractual Obligations

The following summarizes our contractual obligations at January 31, 2007, and the effect such obligations are expected to have on our liquidity and cash flow in future periods:

	Payments Due By Period				
Contractual Obligations	Total	Less Than 1 Year	1–3 Years	3–5 Years	Thereafter
Mortgage notes payable, notes payable to banks, other notes payable and notes and advances payable to related parties	$ 20,937,044	$ 1,067,036	$ 7,741,722	$ 1,842,886	$ 10,285,400
Operating leases	6,795,212	198,133	396,266	396,266	5,984,547
TOTAL	$ 27,912,256	$ 1,265,169	$ 8,137,988	$ 2,239,152	$ 16,269,947

The Trust expects to incur interest expense in relation to the notes included in the above table as summarized below:

Total	Less Than 1 Year	1–3 Years	3–5 Years	Thereafter
$ 6,482,183	$ 1,754,436	$ 2,789,863	$ 1,227,532	$ 710,352

InnSuites Hotels has entered into franchise arrangements with Best Western International, a third party, for four of the Hotels. These agreements provide for fees to be paid by InnSuites Hotels based on revenues and reservations received, and contain no minimum payment provisions.

Critical Accounting Policies and Estimates

The Trust believes that the policies it follows for the valuation of its hotel properties, which constitute the majority of Trust assets, are its most critical policies. The Trust applies SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," to determine when it is necessary to test an asset for recoverability. On an events and circumstances basis, the Trust reviews the carrying value of its hotel properties both held for use and held for sale. The Trust will record an impairment loss and reduce the carrying value of a property when anticipated undiscounted future cash flows and/or a current appraisal of the property do not support its carrying value. In cases where the Trust does not expect to recover the carrying cost of hotel properties held for use, it will reduce the carrying value to the fair value of the hotel, as determined by a current appraisal. In cases where the Trust does not expect to recover the carrying cost of hotel properties held for sale, it will reduce the carrying value to the sales price less costs to sell. The Trust did not recognize impairment expense in fiscal years 2007, 2006 or 2005. As of January 31, 2007, the Trust management does not believe that the carrying values of any of its hotel properties are impaired.

Accounting Matters

In December 2004, SFAS No. 123 (revised 2004), "Share Based Payment," was issued. This Statement is a revision of SFAS 123, Accounting for Stock Based Compensation, and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." This Statement establishes standards for accounting for transactions in which an entity exchanges its equity securities for goods and services. The Trust adopted this Statement during fiscal year 2006. The Trust adopted SFAS 123R using the modified prospective method. The adoption of this Statement had no effect on the Trust's results of operations in fiscal year 2006.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29," which is effective for fiscal years beginning after June 15, 2005. SFAS No. 153 replaces APB Opinion No. 29's exceptions to recording these transfers at fair value. SFAS No. 153 is not expected to have a material impact on the Trust's financial statements or results of operations.

In February 2004, the Trust adopted FIN 46R, which amended FIN 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46R requires an existing unconsolidated variable interest entity to be consolidated by its primary beneficiary if the entity does not effectively disperse risk among all parties involved or if other parties do not have significant capital to finance activities without subordinated financial support from the primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual or other pecuniary interests in an entity.

As of February 1, 2004, the Trust recorded a charge for the cumulative effect of a change in accounting principle resulting from its recognition of the $854,000 net stockholder's deficit of the Management Company, which was the Trust's variable interest entity under FIN 46R. The $854,000 charge represented the net effect of the Trust reporting $160,000 in net assets (consisting primarily of receivables) and $1,014,000 in net liabilities (consisting primarily of debt) upon consolidating the financial results of the Management Company.

All revenue and expense items for the Management Company and Licensing Corp. relating to services provided to the Hotels were eliminated when their financial results were consolidated with the Trust's results. Revenues and expenses relating to services provided by the Management Company and Licensing Corp. to hotels not owned by the Trust, however, were not eliminated. Payroll reimbursements shown in the current period represent amounts received from hotels not owned by the Trust.

The effect of consolidating the financial results of the Management Company and Licensing Corp. was accounted for as a cumulative effect of a change in accounting principle. As a result of consolidating the financial results of the Management Company with its results, as of February 1, 2004, the Trust's financial results include a $854,402 charge for the cumulative effect of a change in accounting principle on the Statements of Operations resulting in a reduction in its Stockholders' Equity which represents the aggregate stockholders' deficit reported by the Management Company as of February 1, 2004.

After June 8, 2004, consolidation of the financial results of the Management Company and Licensing Corp. is no longer required by FIN 46R since InnSuites Hotels acquired the management contracts and licensing agreements from the Management Company on that date. See Note 22 to the Trust's Consolidated Financial Statements – "Purchase of Management and Licensing Contracts."

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28." SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle (unless a different method is prescribed by the new standard) and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 is not expected to have a material impact on the Trust's financial position or results of operations.

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes." The interpretation applies to all tax positions related to income taxes subject to SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold in determining if a tax position should be reflected in the financial statements. Only tax positions that meet the "more likely than not" recognition threshold may be recognized. The interpretation also provides guidance on classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements for uncertain tax positions. FIN No. 48 will be effective for the Trust's fiscal year ending January 31, 2008. The Trust is currently evaluating the impact FIN No. 48 will have on the Trust's financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 will be effective for the Trust's fiscal year ending January 31, 2009. The Trust is currently evaluating the requirements of SFAS No. 157 and has not yet determined the impact on its financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132 (R)." This pronouncement requires an employer to make certain recognitions, measurements, and disclosures regarding defined benefit postretirement plans. The Trust does not have any defined benefit postretirement plans, and SFAS No. 158 will not have any impact on its financial condition and results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the Trust's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Trust on February 1, 2008. The Trust is currently evaluating the impact of adopting SFAS No. 159 on its financial position, cash flows and results of operations.

In June 2006, the FASB issued EITF Issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation)" which permits entities to present certain taxes assessed by a governmental authority on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues). An entity is not required to reevaluate its existing policies related to taxes assessed by a governmental authority but may choose to do so. EITF issue No. 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Trust reports it revenue net of sales taxes. Management plans to continue to report revenue net of sales tax.

Inflation

The Trust's revenue is based on the underlying Hotel revenue. Therefore, the Trust relies entirely on the performance of the Hotels and InnSuites Hotels' ability to increase revenue to keep pace with inflation. Operators of hotels in general, and InnSuites Hotels in particular, can change room rates quickly, but competitive pressures may limit InnSuites Hotels' ability to raise rates faster than inflation.

Forward-Looking Statements

Certain statements in this Form 10-K, including statements containing the phrases "believes," "intends," "expects," "anticipates," "predicts," "will be," "should be," "looking ahead" or similar words, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Trust intends that such forward-looking statements be subject to the safe harbors created by such Acts. These forward-looking statements include statements regarding the intent, belief or current expectations of the Trust, its Trustees or its officers in respect of (i) the declaration or payment of dividends; (ii) the leasing, management or operation of the Hotels; (iii) the adequacy of reserves for renovation and refurbishment; (iv) the Trust's financing plans; (v) the Trust's position regarding investments, acquisitions, developments, financings, conflicts of interest and other matters; (vi) the Trust's plans and expectations regarding future sales of hotel properties or condo-hotel conversions; and (vii) trends affecting the Trust's or any Hotel's financial condition or results of operations.

These forward-looking statements reflect the Trust's current views in respect of future events and financial performance, but are subject to many uncertainties and factors relating to the operations and business environment of the Hotels which may cause the actual results of the Trust to differ materially from any future results expressed or implied by such forward-looking statements. Examples of such uncertainties include, but are not limited to:

- fluctuations in hotel occupancy rates;
- changes in room rental rates which may be charged by InnSuites Hotels in response to market rental rate changes or otherwise;
- seasonality of our business;
- interest rate fluctuations;
- changes in governmental regulations, including federal income tax laws and regulations;
- competition;
- any changes in the Trust's financial condition or operating results due to acquisitions or dispositions of hotel properties;
- insufficient resources to pursue our current strategies;
- concentration of our investments in the InnSuites Hotels® brand;
- loss of franchise contracts;
- real estate and hospitality market conditions;
- hospitality industry factors;
- our ability to meet present and future debt service obligations;
- terrorist attacks or other acts of war;
- outbreaks of communicable diseases;
- natural disasters;
- loss of key personnel;
- local or national economic and business conditions, including, without limitation, conditions which may affect public securities markets generally, the hospitality industry or the markets in which the Trust operates or will operate; and
- uncertainties the Trust might encounter in changing from a REIT to a tax-paying entity.

The Trust does not undertake any obligation to update publicly or revise any forward-looking statements whether as a result of new information, future events or otherwise. Pursuant to Section 21E(b)(2)(E) of the Securities Exchange Act of 1934, the qualifications set forth hereinabove are inapplicable to any forward-looking statements in this Form 10-K relating to the operations of the Partnership.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Trust is exposed to interest rate risk primarily as a result of its mortgage notes payable, notes payable to banks, other notes payable and notes and advances payable to related parties. The proceeds from these loans were used to maintain liquidity, fund capital expenditures and expand the Trust's real estate investment portfolio and operations. The Trust's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flow and to lower its overall borrowing costs. To achieve its objectives, the Trust borrows using fixed rate debt, when possible. The Trust could enter into derivative financial instruments such as interest rate swaps, caps and treasury locks in order to mitigate its interest rate risk on a related financial instrument. To date, the Trust has not entered into any such derivative transactions.

The Trust's interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts, weighted average interest rates, fair value and other terms required, by year of expected maturity, in order to evaluate the expected cash flow and sensitivity to interest rate changes.

	Fiscal							
Debt Type	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
Fixed rate debt (1)	$958,139	1,979,181	1,029,124	1,086,687	756,199	10,285,400	16,094,730	16,589,474
Average interest rate	8.23%	8.23%	8.31%	8.30%	8.27%	8.26%	8.27%	8.25%
Variable rate debt (1)	$108,897	868,491	3,864,926	-	–	–	4,842,314	4,880,271
Interest rate available on January 31, 2007	9.50%	9.50%	9.50%	–	–	–	9.50%	9.50%

(1) The fair value of fixed rate debt and variable rate debt were determined based on current rates offered for fixed rate debt and variable rate LIBOR debt with similar risks and maturities.

The table incorporates only those exposures that exist as of January 31, 2007 and does not consider those exposures or positions that could arise after that date. Moreover, because firm commitments are not represented in the table above, the information presented therein has limited predictive value. As a result, the Trust's interest rate fluctuations will depend on the exposures that arise during any particular period and future interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INNSUITES HOSPITALITY TRUST
LIST OF CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

The following consolidated financial statements of InnSuites Hospitality Trust are included in Item 8:

The following financial statement schedules of InnSuites Hospitality Trust are included in Item 8:

All other schedules are omitted, as the information is not required or is otherwise furnished.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of
InnSuites Hospitality Trust
Phoenix, Arizona:

We have audited the accompanying consolidated balance sheet of InnSuites Hospitality Trust and subsidiaries (the "Trust") as of January 31, 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of InnSuites Hospitality Trust and subsidiaries at January 31, 2007, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidated supplemental schedules III and IV are presented for purposes of complying with the Securities and Exchange Commission's rules and are not a part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/ Moss Adams LLP

Scottsdale, Arizona
May 1, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of
InnSuites Hospitality Trust
Phoenix, Arizona:

We have audited the accompanying consolidated balance sheets of InnSuites Hospitality Trust and subsidiaries as of January 31, 2006, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InnSuites Hospitality Trust and subsidiaries as of January 31, 2006, and the results of their operations and their cash flows for the each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ EPSTEIN, WEBER & CONOVER, PLC

Scottsdale, Arizona
April 24, 2006

INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	January 31, 2007	January 31, 2006
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 202,691	$ 34,251
Restricted Cash	128,284	226,294
Accounts Receivable, including $0 and $14,828 from related parties, net of Allowance for Doubtful Accounts of $115,000 and $112,000, respectively	752,232	531,961
Prepaid Expenses and Other Current Assets	485,636	494,829
TOTAL CURRENT ASSETS	1,568,843	1,287,335
Hotel Properties, net	29,654,942	30,215,391
Deferred Finance Costs, Long-Term Portion	140,245	175,645
Deposits, Long-Term	14,987	14,987
Deferred Income Tax Benefit	–	259,000
TOTAL ASSETS	$ 31,379,017	$ 31,952,358
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Current Liabilities:		
Accounts Payable and Accrued Expenses, including $518,206 and $95,418 accrued interest and payables to related parties as of January 31, 2007 and 2006, respectively	$ 2,970,080	$ 2,594,733
Notes Payable to Banks	749,777	500,000
Current Portion of Mortgage Notes Payable	926,464	879,265
Current Portion of Other Notes Payable	109,486	121,558
Current Portion of Notes Payable to Related Parties	31,086	428,989
Total Current Liabilities	4,786,893	4,524,545
Mortgage Notes Payable	17,939,187	19,029,612
Notes Payable to Related Parties	1,054,631	85,717
Other Notes Payable	126,413	206,424
TOTAL LIABILITIES	23,907,124	23,846,298
MINORITY INTEREST IN PARTNERSHIP	930,192	1,388,132
SHAREHOLDERS' EQUITY		
Shares of Beneficial Interest, without par value; unlimited authorization; 9,195,856 and 9,145,365 shares issued and outstanding at January 31, 2007 and 2006, respectively	17,030,891	17,155,106
Treasury Stock, 7,536,970 and 7,494,578 shares held at January 31, 2007 and 2006, respectively	(10,489,190)	(10,437,178)
TOTAL SHAREHOLDERS' EQUITY	6,541,701	6,717,928
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 31,379,017	$ 31,952,358

See accompanying notes to consolidated financial statements

INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended January 31,		
	2007	2006	2005
REVENUE			
Room	$ 16,057,900	$ 16,029,694	$ 17,729,550
Food and Beverage	1,273,608	1,122,191	1,238,808
Telecommunications	38,163	56,804	99,894
Other	396,535	462,462	736,873
Management and Trademark Fees, including $350,233, $209,862 and $115,105 from related parties for 2007, 2006 and 2005, respectively	461,579	382,260	278,888
Payroll Reimbursements, including $3,057,136, $2,471,324 and $2,191,474 from related parties for 2007, 2006 and 2005, respectively	3,562,849	3,195,428	2,791,174
TOTAL REVENUE	21,790,634	21,248,839	22,875,187
OPERATING EXPENSES			
Room	4,110,342	4,222,369	5,010,738
Food and Beverage	1,123,206	1,168,246	1,226,074
Telecommunications	106,438	153,313	226,559
General and Administrative	3,295,554	3,948,539	4,445,613
Sales and Marketing	1,299,082	1,362,805	1,642,232
Repairs and Maintenance	1,471,239	1,427,470	1,387,407
Hospitality	771,701	697,625	827,166
Utilities	1,224,063	1,166,233	1,232,940
Hotel Property Depreciation	2,032,955	2,118,492	2,755,499
Real Estate and Personal Property Taxes, Insurance and Ground Rent	1,139,869	1,258,380	1,329,463
Other	138,268	180,590	221,969
Payroll Costs Related to Management Contracts	3,562,849	3,195,428	2,791,174
TOTAL OPERATING EXPENSES	20,275,566	20,899,490	23,096,834
OPERATING INCOME (LOSS)	1,515,068	349,349	(221,647)
Interest Income	3,431	2,134	7,517
Other Income	–	59,677	–
Gain on Disposition of Hotels and Property	138,751	1,847,425	5,113,540
TOTAL OTHER INCOME	142,182	1,909,236	5,121,057
Interest on Mortgage Notes Payable	1,704,169	1,846,801	2,089,708
Interest on Notes Payable to Banks	41,531	28,322	23,659
Interest on Notes Payable and Advances Payable to Related Parties	49,891	16,769	125,336
Interest on Other Notes Payable	20,780	17,205	20,878
TOTAL INTEREST EXPENSE	1,816,371	1,909,097	2,259,581
INCOME (LOSS) BEFORE MINORITY INTEREST, INCOME TAXES AND CUMULATIVE EFFECT OF ADOPTION OF ACCOUNTING PRINCIPLE	(159,121)	349,488	2,639,829
LESS MINORITY INTEREST	(428,855)	(267,265)	1,384,985
Income Tax Provision	(316,164)	(75,175)	(160,000)
INCOME (LOSS) ATTRIBUTABLE TO SHARES OF BENEFICIAL INTEREST BEFORE CUMULATIVE EFFECT OF ADOPTION OF ACCOUNTING PRINCIPLE	(46,430)	541,578	1,094,844
CUMULATIVE EFFECT OF ADOPTION OF ACCOUNTING PRINCIPLE	–	–	(854,402)
INCOME (LOSS) ATTRIBUTABLE TO SHARES OF BENEFICIAL INTEREST	$ (46,430)	$ 541,578	$ 240,442
INCOME (LOSS) PER SHARE BEFORE CUMULATIVE EFFECT OF ADOPTION OF ACCOUNTING PRINCIPLE – Basic	$ (0.01)	$ 0.06	$ 0.45
NET LOSS FROM CUMULATIVE EFFECT OF ADOPTION OF ACCOUNTING PRINCIPLE – Basic	–	–	(0.35)
NET INCOME (LOSS) PER SHARE – Basic	$ (0.01)	$ 0.06	$ 0.10
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – Basic	9,251,420	9,096,338	2,424,837
INCOME (LOSS) PER SHARE BEFORE CUMULATIVE EFFECT OF ADOPTION OF ACCOUNTING PRINCIPLE – Diluted	$ (0.01)	$ 0.02	$ 0.45
NET LOSS FROM CUMULATIVE EFFECT OF ADOPTION OF ACCOUNTING PRINCIPLE – Diluted	–	–	(0.35)
NET INCOME (LOSS) PER SHARE – Diluted	$ (0.01)	$ 0.02	$ 0.10
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – Diluted	9,251,420	13,341,783	2,424,837
CASH DIVIDENDS PER SHARE	$ .01	$ .01	$ .01

See accompanying notes to consolidated financial statements

INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED JANUARY 31, 2007, 2006 AND 2005

BALANCE, JANUARY 31, 2004	$ (1,573,599)
Net Income Attributable to Shares of Beneficial Interest	240,442
Dividends	(23,220)
Purchase of Treasury Stock	(225,917)
Shares of Beneficial Interest issued for Services Received	49,280
Shares of Beneficial Interest issued to Satisfy Notes Payable to Related Parties	690,820
Shares of Beneficial Interest issued to Purchase Management and Licensing Contracts	155,000
Shares of Beneficial Interest issued to Satisfy Advances Payable to the Partnership	3,661,659
Shares of Beneficial Interest issued to Purchase Yuma Hospitality Minority Interest	2,766,515
Purchase of Yuma Hospitality Minority Interest Above Carrying Value	1,177,425
Purchase of Partnership Units Above Carrying Value	98,684
Reallocation of Minority Interest	(752,455)
BALANCE, JANUARY 31, 2005	6,264,634
Net Income Attributable to Shares of Beneficial Interest	541,578
Dividends	(91,450)
Purchase of Treasury Stock	(175,442)
Shares of Beneficial Interest issued for Services Received	37,888
Partnership Interest Acquired with Shares of Beneficial Interest	213,202
Reallocation of Minority Interest	(72,482)
BALANCE, JANUARY 31, 2006	6,717,928
Net Loss Attributable to Shares of Beneficial Interest	(46,430)
Dividends	(93,302)
Purchase of Treasury Stock	(190,301)
Shares of Beneficial Interest issued for Services Received	134,055
Partnership Interest Acquired with Shares of Beneficial Interest	24,560
Reallocation of Minority Interest	(4,809)
BALANCE, JANUARY 31, 2007	$ 6,541,701

See accompanying notes to consolidated financial statements

INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

	Years Ended January 31,		
	2007	2006	2005
CASH FLOW FROM OPERATING ACTIVITIES			
Net Income (Loss) Attributable to Shares of Beneficial Interest	$ (46,430)	$ 541,578	$ 240,442
Adjustments to Reconcile Net Income (Loss) Attributable to Shares of Beneficial Interest to Net Cash Provided by Operating Activities:			
Cumulative Effect of Adoption of Accounting Principle	–	–	854,402
Net Income from Variable Interest Entities	–	–	352,882
Issuance of Shares for Management and Licensing Contracts	–	–	155,000
Stock Compensation Expense	96,390	36,436	40,580
Provision for Uncollectible Receivables	146,340	354,165	377,465
Minority Interest	(428,855)	(267,265)	1,032,103
Hotel Property Depreciation	2,032,955	2,118,492	2,755,499
Deferred Income Taxes	259,000	(89,000)	(170,000)
(Gain) Loss on Disposal of Hotel Property	(135,791)	(1,834,080)	(4,999,797)
Amortization of Deferred Loan Fees	35,400	36,373	38,312
Changes in Assets and Liabilities:			
Decrease (Increase) in Prepaid Expenses and Other Assets	9,193	(57,734)	311,781
(Increase) Decrease in Accounts Receivable	(358,106)	134,808	(439,814)
Increase in Purchase Deposit from Related Party	–	–	700,000
Increase (Decrease) in Accounts Payable and Accrued Expenses	404,507	(95,887)	(588,430)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,014,603	877,886	660,425
CASH FLOW FROM INVESTING ACTIVITIES			
Proceeds From Sale of Hotel Properties	160,000	1,190,192	9,377,138
Improvements and Additions to Hotel Properties	(1,496,715)	(1,272,259)	(1,308,008)
Change in Restricted Cash	98,010	17,311	(113,852)
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(1,238,705)	(64,756)	7,955,278
CASH FLOW FROM FINANCING ACTIVITIES			
Principal Payments on Mortgage Notes Payable	(1,043,226)	(931,386)	(6,087,771)
Payments on Notes Payable to Banks	(2,755,839)	(2,217,000)	(720,000)
Borrowings on Notes Payable to Banks	3,005,616	2,217,000	500,000
Repurchase of Partnership Units	(246)	(774)	(453,223)
Repurchase of Treasury Stock	(182,389)	(30,191)	(113,517)
Payment of Dividends	(93,302)	(91,450)	(23,220)
Distributions to Minority Interest Holders	–	–	(85,683)
Payments on Notes and Advances Payable to Related Parties	(28,989)	(35,806)	(1,740,299)
Borrowings on Notes and Advances Payable to Related Parties	600,000	400,000	198,000
Payments on Other Notes Payable	(109,083)	(90,615)	(88,647)
NET CASH USED IN FINANCING ACTIVITIES	(607,458)	(780,222)	(8,614,360)
NET INCREASE IN CASH AND CASH EQUIVALENTS	168,440	32,908	1,343
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	34,251	1,343	–
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 202,691	$ 34,251	$ 1,343

See accompanying notes to consolidated financial statements

INNSUITES HOSPITALITY TRUST AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JANUARY 31, 2007, 2006 AND 2005

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

InnSuites Hospitality Trust (the "Trust") owns, as of January 31, 2007, directly and through a partnership interest, five hotels with an aggregate of 843 suites in Arizona, southern California and New Mexico (the "Hotels"). The Hotels operate as InnSuites Hotels.

Prior to February 1, 2004, the Trust operated as a self-managed and self-administered "umbrella partnership real estate investment trust ("REIT")," with operations through an operating partnership, RRF Limited Partnership, a Delaware limited partnership (the "Partnership"). Effective February 1, 2004, the Trust terminated its election to be taxed as a REIT. The Trust is the sole general partner of the Partnership and owned 69.89% and 69.14% of the Partnership as of January 31, 2007 and 2006, respectively. The Trust's weighted average ownership for the years ended January 31, 2007, 2006, and 2005 was 69.56%, 67.87% and 57.00%, respectively. The Partnership owns four of the hotel properties and incurs the related expenses. The Trust owns and operates the Yuma, Arizona hotel property directly, which it acquired from the Partnership on January 31, 2005. Prior to May 1, 2004, the Hotels were leased to InnSuites Hotels, Inc. ("InnSuites Hotels"), a wholly-owned subsidiary of the Trust. Subsequent to May 1, 2004, the Trust and the Partnership operate the Hotels owned by each of them. Prior to June 8, 2004, InnSuites Hotels held the franchise agreement for each Hotel and contracted with Suite Hospitality Management, Inc. (the "Management Company") for certain property management services and employment services. Until July 2, 2003, the Management Company was owned 9.8% by the James F. Wirth ("Mr. Wirth"), Chairman, President and Chief Executive Officer of the Trust. On June 8, 2004, the Trust purchased the "InnSuites" trademarks and tradenames and related licensing agreements and acquired the management agreements with the Management Company. See Note 22 – "Purchase of Management and Licensing Contracts."

As of January 31, 2007, InnSuites Hotels provides hotel management services to the Hotels, as well as four hotels featuring 544 suites owned by affiliates of Mr. Wirth. Under the management agreements, InnSuites Hotels provides the personnel at the hotels, the expenses of which are reimbursed at cost, and manages the hotels' daily operations. All such expenses and reimbursements between InnSuites Hotels and the Partnership have been eliminated in consolidation. InnSuites Hotels received 2.5% of gross revenue from the hotels owned by the Partnership and the Trust in exchange for management services during fiscal years 2007 and 2006, and 2.0% of room revenue during fiscal year 2005. During fiscal year 2007 and the second half of fiscal year 2006, InnSuites Hotels also received an accounting fee between $1,000 and $2,000 per month under these agreements. These agreements expire on January 31, 2008. InnSuites Hotels received between 1% and 2% of room revenue from the hotels owned by affiliates of Mr. Wirth in exchange for management services during fiscal years 2006 and 2005 and between $1,000 and $2,000 per month for accounting services during fiscal year 2006. These agreements required that these hotels pay 2% of room revenue, unless these hotels failed to reach 80% of their budgeted profit, at which point the fees were reduced to 1% of room revenue. During fiscal year 2007, these management fees were fixed at 2.0% of room revenue plus $2,000 per month for accounting services. Effective February 1, 2007, the management fees are fixed at 2.5% of room revenue. These agreements have no expiration date and may be cancelled by either party with 90-days notice or 30-days notice in the event the property changes ownership. InnSuites Hotels received 5% of total revenue from an unrelated hotel in San Diego, California in exchange for management services during fiscal years 2007, 2006, and 2005. This agreement was cancelled by the hotel owners effective September 20, 2006.

As of January 31, 2007, InnSuites Hotels owns the "InnSuites" trademark and holds trademark agreements with the Hotels, as well as four hotels featuring 544 suites owned by affiliates of Mr. Wirth and one unrelated hotel property featuring 175 suites. InnSuites Hotels received 1.25% (2.5% for the hotel which does not carry a third-party franchise) of total revenue from the Hotels owned by the Partnership and the Trust in exchange for use of the "InnSuites" trademark during fiscal year 2006 and 1.0% (2.0% for the hotel without a third-party franchise) during fiscal year 2005. The revenue and expenses related to these contracts have been eliminated in consolidation. These agreements have no expiration date. InnSuites Hotels received between 1% and 2% of room revenue from the Hotels owned by affiliates of Mr. Wirth in exchange for use of the "InnSuites" trademark during fiscal years 2006 and 2005. These agreements required that these hotels pay 2% of room revenue, unless these hotels failed to reach 80% of their budgeted profit, at which point the fees were reduced to 1% of room revenue. During fiscal year 2007, these fees were fixed at 1.25% of room revenue. Effective February 1, 2007, the fees are fixed at 1.25% for the two hotels owned by affiliates of Mr. Wirth which carry a third party franchise and 2.0% for the two hotels which do not carry a third-party franchise. These agreements have no expiration date and may be cancelled by either party with 12-months notice or 90-days notice in the event the property changes ownership. InnSuites Hotels received 2% of total revenue from the unrelated hotel in San Diego, California in exchange for trademark licensing services during fiscal years 2007, 2006 and 2005. This agreement was cancelled by the hotel owners effective September 20, 2006. InnSuites Hotels received 0.5% of room revenue from the unrelated hotel in Buena Park, California in exchange for trademark licensing services during fiscal years 2007, 2006 and 2005. This agreement has no expiration date and may be cancelled by either party with 30-days notice.

As a REIT, through January 31, 2004, the Trust was prohibited from operating its properties other than through an independent management company or a taxable REIT subsidiary. On June 8, 2004, the management agreements of the Management Company were purchased by the Trust and the Trust began managing the Hotels, certain hotels owned by Mr. Wirth and an unrelated hotel. See Note 22 – "Purchase of Management and Licensing Contracts."

Partnership Agreement

The Partnership Agreement of the Partnership provides for the issuance of two classes of limited partnership units, Class A and Class B. Class A and Class B limited partnership units are identical in all respects, except that each Class A limited partnership unit shall be convertible into one newly-issued Share of Beneficial Interest of the Trust, at any time at the option of the particular limited partner. The Class B limited partnership units may only become convertible with the approval of the Board of Trustees, in its sole discretion. As of January 31, 2007 and 2006, 570,067 and 669,617 Class A limited partnership units were issued and outstanding representing 4.3% and 5.1%, respectively, of the total partnership units. Additionally, as of January 31, 2007 and 2006, 3,407,938 and 3,407,938, respectively, Class B limited partnership units were outstanding to Mr. Wirth and his affiliates, in lieu of the issuance of Class A limited partnership units representing 25.8% as of January 31, 2007 and 2006, of the total partnership units. If all of the Class A and B limited partnership units were converted as of January 31, 2007, the limited partners in the Partnership would receive 3,978,005 Shares of Beneficial Interest of the Trust. As of January 31, 2007 and 2006, the Trust owns 9,233,512 and 9,133,962 general partner units in the Partnership, representing 69.89% and 69.14%, respectively, of the total partnership units. The Trust purchased 6,667, 51,300 and 532,077 Partnership units during the years ended January 31, 2007, 2006 and 2005 at an average price of $1.40, $1.61 and $2.17 per unit, respectively.

Basis of Presentation

As sole general partner of the Partnership, the Trust exercises unilateral control over the Partnership, and the Trust owns all of the issued and outstanding classes of shares of InnSuites Hotels. Therefore, the financial statements of the Partnership and InnSuites Hotels are consolidated with the Trust, and all significant intercompany transactions and balances have been eliminated.

Reclassifications

Certain reclassifications have been made to the cash flow statement to conform to current year presentation. This change has no affect on operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Trust's operations are affected by numerous factors, including the economy, competition in the hotel industry and the effect of the economy on the travel and hospitality industries. The Trust cannot predict if any of the above items will have a significant impact in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Trust's operations and cash flows. Significant estimates and assumptions made by management are used for, but not limited to, the estimated useful lives of long-lived assets and estimates of future cash flows used to test a long-lived asset for recoverability, the fair values of the long-lived assets and the realization of net operating losses.

Hotel Properties

Hotel properties are stated at cost and are depreciated using the straight-line method over estimated lives ranging from 5 to 40 years for buildings and improvements and 3 to 10 years for furniture and equipment.

The Trust adopted Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in accounting for its hotel properties effective the beginning of fiscal year 2003 and previously applied SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in accounting for its hotel properties in fiscal year 2002. The adoption of SFAS No. 144 had no significant effect on the financial statements.

Management applies SFAS No. 144 to determine when it is required to test an asset for recoverability of its carrying value. If the carrying amount of an asset exceeds the estimated undiscounted future cash flows over its estimated remaining life, the Trust recognizes an impairment expense to reduce the asset's carrying value to its fair value. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are analyzed on a property-specific basis independent of the cash flows of other groups of assets. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made. The Trust determines the estimated useful lives of its assets based on the expected future economic benefit of the asset and its ability to hold such assets. Fair value is determined by the most current third-party property appraisal, which was performed in fiscal year 2005. Evaluation of future cash flows is based on historical experience and other factors, including certain economic conditions and committed future bookings. Management has determined that no additional impairment of long-lived assets exists during fiscal years 2005, 2006 and 2007.

During fiscal years 2006 and 2005, events and circumstances indicated that one of the Trust's properties held in use should be evaluated for impairment. However, the Trust's estimated future undiscounted cash flows and the third-party appraisal of the property obtained in fiscal year 2005 both indicated that the value of the property exceeded its carrying value. However, it is possible that future changes in the economic climate or real estate markets may adversely impact the fair values of the hotel properties, resulting in the need for the Trust to recognize an impairment expense to adjust the carrying value of those properties to their fair values.

Gains and losses on sales of properties are recognized at the time of sale or deferred to the extent required by generally accepted accounting principles.

The Trust will classify a hotel property as "held for sale" in the period (generally not to exceed one year) in which (1) it has made the decision to actively seek a buyer of the property and/or (2) a binding agreement to purchase the property has been signed under which the buyer has committed a significant amount of refundable cash and no significant financing contingencies exist which could cause the transaction not to be completed in a timely manner. If these criteria are met, the Trust will record an impairment loss if the fair value less the costs to sell is lower than the carrying amount of the hotel and will cease recording depreciation.

Cash and Cash Equivalents

The Trust considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists of amounts held in reserve by lenders to pay property taxes and fund capital improvements to the properties.

Revenue Recognition

Room, food and beverage, telecommunications, management and licensing fees, and other revenue are recognized as earned as services are provided and items are sold. Payroll reimbursements are recorded as personnel services are provided and are not netted with the corresponding payroll expense. Sales taxes collected are excluded from gross revenues.

Receivables and Allowance for Doubtful Account

Accounts receivable are carried at original amounts less an estimate made for doubtful accounts based on a review of outstanding amounts on a quarterly basis. Management records an allowance for doubtful accounts for 50% of the balances over 90 days and 100% of the balances over 120 days. Accounts receivables are written off when deemed uncollectible. Recoveries, if any, of receivables previously written off are recorded when received. The Trust does not charge interest on accounts receivable balances.

The amounts charged to the allowance for doubtful accounts are as follows for the years ended January 31:

Year	Balance at the Beginning of Year	Charged to Expense	Deductions	Balance at the End of Year
2005	$ 106,773	$ 377,465	$ (206,145)	$ 278,093
2006	278,093	354,165	(519,835)	112,423
2007	112,423	146,340	(143,793)	114,970

Stock-based Compensation

Prior to February 1, 2006, the Trust applied the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and provides pro forma net income (loss) disclosures for employee stock-based compensation grants as if the fair-value-based method defined in SFAS No. 123R, "Share Based Payment," had been applied. In accordance with APB Opinion No. 25, stock-based compensation expense is recorded in the statement of operations over the vesting period only if the current estimated market price on the underlying stock on the date an option is granted exceeds the exercise price. The Trust adopted SFAS 123R during fiscal year 2006. The Trust adopted SFAS 123R using the modified prospective method. The adoption of this Statement had no effect on the Trust's results of operations in 2006.

No compensation cost has been recognized for options granted to employees for the years ended January 31, 2007, 2006 and 2005. The following pro forma information presents pro forma net loss information as if compensation expense had been recognized for stock-based compensation as determined under the fair-value-based method prescribed by SFAS No. 123R using the Black-Scholes options pricing model:

	2005
Net income:	$ 240,442
Plus:	
Stock compensation recorded in the statements of operations	49,280
Minus:	
Total stock-based compensation expense as defined under the fair value method	(49,280)
Pro forma stock compensation expense	–
Pro forma	$ 240,442
Net income per share – basic	
As reported	$ 0.10
Pro forma	$ 0.10

No stock options were issued during the fiscal years ended January 31, 2007, 2006 and 2005. During the second quarter of fiscal year 2006, the Trust accepted the voluntary surrender of all outstanding stock options. The options were surrendered in order to reduce costs and simplify the Trust's reporting and compliance obligations to the Securities and Exchange Commission and the American Stock Exchange. The Trust made no payments to the holders of the options for their surrender. The Trust has no obligation, explicit or implied, for the surrender of the options, including but not limited to the reissuance of options at some time in the future. As of January 31, 2007, the Trust has no stock options outstanding.

During the year ended January 31, 2007, the Trust granted restricted stock awards. All were fully vested in fiscal year 2007 resulting in stock based compensation expense of $96,390 net of amounts reimbursed through the payroll reimbursement under the management contracts of $8,505 and amounts accrued as bonuses at January 31, 2006 of $29,160.

	Restricted Shares	
	Shares	Weighted-Average Grant Date Fair Value
Balance at January 31, 2006	–	–
Granted	99,300	$ 1.35
Vested	(99,300)	$ 1.35
Forfeited	–	–
Balance of unvested awards at January 31, 2007	–	–

Income Taxes

Prior to February 1, 2004, the Trust elected to be taxed as a REIT under Sections 856 through 860 of the U.S. Internal Revenue Code (the "Code"). To qualify as a REIT, the Trust was required to meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its shareholders. As a REIT, the Trust was not subject to federal corporate income tax on that portion of its net income that was distributed to shareholders.

Effective February 1, 2004, the Trust relinquished its REIT status. As of that date, any distributions to its shareholders are not deductible for purposes of computing the Trust's taxable income and the Trust will be subject to income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates, without offset for distributions of such income to its shareholders.

Subsequent to February 1, 2004, the Trust became subject to federal and state corporate income tax and accounts for deferred taxes utilizing a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when it was determined to be more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities were adjusted for the effects of changes in tax laws and rates on the date of enactment.

Dividends and Distributions

In fiscal years 2007, 2006 and 2005, the Trust paid dividends of $0.01 per share in the fourth quarter of each year. The Trust's ability to pay dividends is largely dependent upon the operations of the Hotels.

Minority Interest

The Trust accounts for minority interest in accordance with Emerging Issues Task Force ("EITF") Issue No. 94-2 "Treatment of Minority Interests in Certain Real Estate Investments" and EITF Issue No. 95-7 "Implementation Issues Related to the Treatment of Minority Interest in Certain Real Estate Investment Trusts."

Minority interest in the Partnership represents the limited partners' proportionate share of the capital and earnings of the Partnership. Income or loss is allocated to the minority interest based on its weighted average ownership percentage in the Partnership throughout the period, and capital is allocated based on its ownership percentage at year-end. Any difference is recorded as a reallocation of minority interest as a component of shareholders' equity.

Income (Loss) Per Share

Basic and diluted income (loss) per Share of Beneficial Interest have been computed based on the weighted-average number of Shares of Beneficial Interest and potentially dilutive securities outstanding during the periods.

For the twelve months ended January 31, 2007, 2006 and 2005, there were Class A and Class B limited partnership units outstanding, which are convertible into Shares of Beneficial Interest of the Trust. Assuming conversion at the beginning of each period, the aggregate weighted-average of these Shares of Beneficial Interest would have been 4,021,840, 4,245,445 and 5,680,962 in addition to the basic shares outstanding for fiscal year 2007, 2006 and 2005, respectively. These Shares of Beneficial Interest issuable upon conversion of the Class A and Class B limited partnership units were anti-dilutive during fiscal years 2007 and 2005 due to the fact that the conversion of these units would result in decreased loss per share and increased earnings per share for the two years respectively. Therefore, they have not been included in the number of issued and outstanding Shares of Beneficial Interest used in the calculation of diluted earnings per share for that year.

For the twelve months ended January 31, 2005, 232,600 stock options were not included in the computation of diluted earnings per share as their inclusion would have had an antidilutive effect because of the fact that the option exercise prices are greater than the average market price of the Trust's Shares of Beneficial Interest. As of January 31, 2007, there are no stock options outstanding.

The following is a reconciliation of basic earnings per share to diluted earnings per share:

	For the Twelve Months Ended January 31,		
	2007	2006	2005
Income (Loss) attributable to Shares of Beneficial Interest	$ (46,430)	$ 541,578	$ 240,442
Plus: Income (Loss) attributable to minority interest unit holders	–	(267,265)	1,384,985
Income attributable to Shares of Beneficial Interest after unit conversion	$ (46,430)	$ 274,313	$ 1,625,427
Weighted average common shares outstanding, basic	9,251,420	9,096,338	2,424,837
Plus: Weighted average incremental shares resulting from unit conversion	–	4,245,445	–
Weighted average common shares outstanding after unit conversion	9,251,420	13,341,783	2,424,837
Diluted Earnings Per Share	$ (0.01)	$ 0.02	$ 0.10

Fair Value of Financial Instruments

For disclosure purposes, fair value is determined by using available market information and appropriate valuation methodologies. Due to their short maturities, cash and cash equivalents are carried at cost, which reasonably approximates fair value.

The fair value of mortgage notes payable, notes payable to banks and notes and advances payable to related parties is estimated by using the current rates which would be available for similar loans having the same remaining maturities. The carrying value of accounts payable and accrued expenses and other notes payable approximates fair value, due to their short-term nature. See Note 16 – "Fair Value of Financial Instruments."

New Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements – An Amendment of APB Opinion No. 28." SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle (unless a different method is prescribed by the new standard) and the reporting of a correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 is not expected to have a material impact on the Trust's financial position or results of operations.

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes." The interpretation applies to all tax positions related to income taxes subject to SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold in determining if a tax position should be reflected in the financial statements. Only tax positions that meet the "more likely than not" recognition threshold may be recognized. The interpretation also provides guidance on classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements for uncertain tax positions. FIN No. 48 will be effective for the Trust's fiscal year ending January 31, 2008. The Trust is currently evaluating the impact FIN No. 48 will have on the Trust's financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 will be effective for the Trust's fiscal year ending January 31, 2009. The Trust is currently evaluating the requirements of SFAS No. 157 and has not yet determined the impact on its financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132 (R)." This pronouncement requires an employer to make certain recognitions, measurements, and disclosures regarding defined benefit postretirement plans. The Trust does not have any defined benefit postretirement plans, and SFAS No. 158 will not have any impact on its financial condition and results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the Trust's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 will be effective for the Trust on February 1, 2008. The Trust is currently evaluating the impact of adopting SFAS No. 159 on its financial position, cash flows and results of operations.

In June 2006, the FASB issued EITF Issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation)" which permits entities to present certain taxes assessed by a governmental authority on either a gross basis (included in revenues and costs) or a net basis (excluded from revenues). An entity is not required to reevaluate its existing policies related to taxes assessed by a governmental authority but may choose to do so. EITF issue No. 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Trust reports it revenue net of sales taxes. Management plans to continue to report revenue net of sales tax.

Segment Reporting

The Trust views its operations as one operating business segment, a hospitality company that owns five hotel properties with an aggregate of 843 suites in Arizona, southern California and New Mexico.

Advertising Costs

Amounts incurred for advertising costs with third parties are expensed as incurred. Advertising expense totaled approximately $823,000, $755,000 and $785,000 for the years ended January 31, 2007, 2006, and 2005, respectively.

3. HOTEL PROPERTIES

As of January 31 of the respective years, hotel properties, and hotel properties held for sale, consisted of the following:

	2007	2006
Land	$ 2,824,520	$ 2,824,520
Building and improvements	34,101,584	33,520,145
Furniture, fixtures and equipment	7,413,834	7,213,866
Total hotel properties	44,339,938	43,558,531
Less accumulated depreciation	(14,684,996)	(13,343,140)
Hotel properties, net	$ 29,654,942	$ 30,215,391

4. ACQUISITIONS

During the second quarter of fiscal year 2005, the Trust acquired the management and licensing agreements. See Note 22 – "Purchase of Management and Licensing Contracts."

5. PREPAIDS AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets are carried at face value and expect to be consumed within one year. Prepaid expenses and other current assets consisted of the following:

	January 31,	
	2007	2006
Prepaid Insurance	$ 125,108	$ 121,964
Deferred Financing Costs, Current Portion	35,683	35,683
Tax and Insurance Escrow	310,159	320,017
Other Prepaid Expenses and Current Assets	14,686	17,165
Total Prepaid Expenses and Current Assets	$ 485,636	$ 494,829

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The carrying value of accounts payable and accrued expenses approximates fair value, due to their short-term nature. The carrying value of accounts payable and accrued liabilities was $2.97 million and $2.60 million at January 31, 2007 and 2006 respectively. Accounts payable and accrued liabilities consisted of the following:

	January 31,	
	2007	2006
Accounts Payable	$ 845,413	$ 863,723
Accrued Salaries and Wages	503,447	368,288
Accrued Vacation	208,706	188,965
Sales Tax Payable	240,468	169,702
Accrued Interest Payable	95,550	102,363
Advanced Customer Deposits	46,248	33,637
Income Tax Liability	31,805	240,671
Accrued Property Taxes	266,619	282,043
Accrued Land Lease	106,393	97,750
Accrued Other	113,745	189,149
Advances From Related Parties, net	511,686	58,442
Total Accounts Payable and Accrued Liabilities	$ 2,970,080	$ 2,594,733

7. MORTGAGE NOTES PAYABLE

At January 31, 2007, the Trust had mortgage notes payable outstanding with respect to each of the Hotels. The mortgage notes payable have various repayment terms and have scheduled maturity dates ranging from July 29, 2009 to May 1, 2016. Weighted average interest rates on the mortgage notes payable for the years ended January 31, 2007, 2006 and 2005 were 8.56%, 8.21% and 8.03%, respectively.

The following table summarizes the Trust's mortgage notes payable as of January 31:

	2007	2006
Mortgage note payable, due in variable monthly installments ($41,521 as of January 31, 2007), including interest at prime rate plus 1.0% per year (9.5% as of January 31, 2007), through July 29, 2009, secured by the Tucson St. Mary's property with a carrying value of $9.3 million at January 31, 2007.	$ 4,092,537	$ 4,191,981
Mortgage note payable, due in monthly installments of $48,738, including interest at 8% per year, through May 1, 2016, secured by the Tucson Oracle property with a carrying value of $5.1 million at January 31, 2007.	3,837,263	4,103,465
Mortgage note payable, due in monthly installments of $71,141, including interest at 8.28% per year, through May 11, 2011, secured by the Ontario property with a carrying value of $6.8 million at January 31, 2007.	8,297,893	8,448,212
Mortgage note payable, due in monthly installments of $15,858, including interest at 8.875% per year, through September 1, 2015, secured by the Albuquerque property with a carrying value of $1.7 million at January 31, 2007.	1,147,738	1,232,062
Mortgage note payable, due in monthly installments of $41,168, including interest at 9.25% per year, through August 1, 2011, secured by the Yuma property with a carrying value of $6.4 million at January 31, 2007.	1,490,220	1,933,157
Totals	$ 18,865,651	$ 19,908,877

Mr. Wirth and certain of his affiliates have guaranteed $1,745,110 and $1,966,579 of the mortgage notes payable as of January 31, 2007 and 2006, respectively. The net book value of the properties securing these mortgage notes payable at January 31, 2007 and 2006 was $15,776,000 and $15,862,000, respectively. See Note 11 – "Minimum Debt Payments" for scheduled minimum payments.

8. NOTES PAYABLE TO BANKS

On July 21, 2004, the Trust obtained a bank line of credit secured by a security agreement, business loan agreement and commercial guaranty of the Partnership all dated July 21, 2004. As of January 31, 2006, the Trust had drawn the entire $500,000 available under the line of credit. The Trust satisfied the line with a new bank line of credit on August 18, 2006.

On August 18, 2006, the Trust entered into an agreement for an unsecured bank line of credit. Under the agreement, the Trust can draw $750,000, bearing interest at prime plus 0.5% (8.75% as of January 31, 2007), with interest-only payments due monthly. During specified times over the duration of the line of credit, the Trust must pay the line of credit down to zero and is unable to borrow against the line of credit for a period of 30 days. The line of credit matures on February 18, 2008. As of January 31, 2007 the Trust had drawn $749,777 of the funds available under the line of credit.

9. NOTES AND ADVANCES PAYABLE TO RELATED PARTIES

Notes and advances payable to related parties consist of funds provided by Mr. Wirth, certain of his affiliates and other related parties to permit the Trust to repurchase additional general partnership units in the Partnership and to fund working capital and capital improvement needs. The aggregate amounts outstanding to related parties were approximately $1.1 million and $515,000 as of January 31, 2007 and 2006, respectively. The notes and advances payable to related parties are as follows as of January 31 of the respective years:

	2007	2006
Line of credit payable to Rare Earth Financial, L.L.C., an affiliate of Mr. Wirth, unsecured and bearing interest at 7% per annum. Due in one installment of accrued interest and unpaid principal on March 1, 2008.	$ 1,000,000	$ –
Note payable to The Anderson Charitable Remainder Unitrust, an affiliate of Mason Anderson, former Trustee of the Trust, bearing interest at 7% per annum, and secured by Shares of Beneficial Interest in the Trust. Due in monthly principal and interest payments of $1,365 through November 2009.	41,985	54,929
Note payable to Wayne Anderson, son of Mason Anderson, former Trustee of the Trust, bearing interest at 7% per annum, and secured by Shares of Beneficial Interest in the Trust. Due in monthly principal and interest payments of $574 through June 2009.	15,280	20,886
Note payable to Karen Anderson, daughter of Mason Anderson, former Trustee of the Trust, bearing interest at 7% per annum, and secured by Shares of Beneficial Interest in the Trust. Due in monthly principal and interest payments of $574 through June 2009.	15,280	20,886
Note payable to Kathy Anderson, daughter of Mason Anderson, former Trustee of the Trust, bearing interest at 7% per annum, and secured by Shares of Beneficial Interest in the Trust. Due in monthly principal and interest payments of $495 through June 2009.	13,172	18,005
Note payable to Rare Earth Financial, L.L.C., an affiliate of Mr. Wirth, unsecured and bearing interest at 7% per annum. Satisfied in full during fiscal year 2007 with proceeds from the line of credit with Rare Earth Financial.	–	400,000
Totals	$ 1,085,717	$ 514,706

During the first quarter of fiscal year 2005, the Trust repurchased 433,036 Class B limited partnership units in the Partnership from affiliates of Mr. Wirth, issuing promissory notes in the aggregate amount of $974,331. During the first quarter of fiscal year 2005, the Trust repaid $449,500 of these notes. During the fourth quarter of fiscal year 2005, the Trust repaid the remaining balance of these notes with Shares of Beneficial Interest with an aggregate value of $467,552. Additionally, Mr. Wirth converted 100,000 Class B limited partnership units in the Partnership into 100,000 Shares of Beneficial Interest.

As of February 2, 2004, J. R. Chase, the sole stockholder of the Management Company, agreed to transfer 32,363 Shares of Beneficial Interest in the Trust to the Management Company in order to facilitate the Management Company's acquisition of Licensing Corp. from Mr. Wirth. In consideration of the transfer of those Shares, the Management Company agreed to pay Mr. Chase $72,817. The Management Company fully satisfied this obligation during June 2004. See Note 22, "Purchase of Management and Licensing Contracts."

During the second quarter of fiscal year 2005, the Trust issued promissory notes totaling $83,000 to affiliates of Mason Anderson, who was Trustee of the Trust from January through August 2005, in exchange for 47,084 Shares of Beneficial Interest in the Trust.

During the second quarter of fiscal year 2005, the Trust issued 55,423 Shares of Beneficial Interest to satisfy unpaid principal and interest totaling $95,882 to Mr. Robson, a Trustee of the Trust.

During the fourth quarter of fiscal year 2005, the Partnership reclassified $700,000 of advances payable to Rare Earth Financial, L.L.C., an affiliate of Mr. Wirth, to a deposit for the purchase of the Phoenix, Arizona hotel property by another affiliate of Mr. Wirth.

During the third quarter of fiscal year 2006, the Partnership issued a promissory note in the amount of $400,000 to Rare Earth Financial, L.L.C., an affiliate of Mr. Wirth. The full unpaid principal and accrued interest was due in one installment on April 15, 2006. This note was paid off during fiscal year 2007 using a new line of credit with Rare Earth Financial, L.L.C.

During the first quarter of fiscal year 2007, the Partnership established a $700,000 subordinated line of credit with Rare Earth Financial, L.L.C., an affiliate of Mr. Wirth. The line of credit is secured by 49% of the Partnership's interest in its Tucson St. Mary's hotel property, and is subordinated to the Trust's commercial bank line of credit. Outstanding borrowings under the line of credit will bear interest at 7.0% per year. The Trust borrowed $400,000 under the line of credit during the first quarter of fiscal year 2007 in order to refinance an outstanding promissory note payable to Rare Earth Financial. During the fourth quarter of fiscal year 2007, the line of credit limit was increased to $1.0 million. As of January 31, 2007, $1.0 million was outstanding on the line of credit.

The Trust paid interest on related party notes to Mr. Wirth and his affiliates in the amounts of $45,644, $8,905 and $443,959 for the twelve months ended January 31, 2007, 2006 and 2005, respectively. The Trust incurred interest expense on related party notes to Mr. Wirth and his affiliates in the amounts of $42,782, $10,856 and $122,314 for the twelve months ended January 31, 2007, 2006 and 2005, respectively.

10. OTHER NOTES PAYABLE

As of January 31, 2007, the Trust had $235,899 in secured promissory notes outstanding to unrelated third parties arising from the repurchase of 187,008 Class A limited partnership units in the Partnership and the repurchase of 91,222 Shares of Beneficial Interest in privately negotiated transactions. The promissory notes bear interest at 7% per year and are due in varying monthly payments through March 2011. The repurchased Class A limited partnership units and Shares of Beneficial Interest secure the notes. As of January 31, 2006, the Trust had $327,982 in secured promissory notes outstanding to unrelated third parties arising from the repurchase of 207,850 Class A limited partnership units in the Partnership and the repurchase of 84,312 Shares of Beneficial Interest in privately negotiated transactions.

11. MINIMUM DEBT PAYMENTS

Scheduled minimum payments of debt as of January 31, 2007 are as follows in the respective fiscal years indicated:

Fiscal Year Ended	Related Parties	Mortgages	Other Notes Payable	Total
2008	$ 31,086	$ 926,464	$ 109,486	$ 1,067,036
2009	1,033,333	1,007,403	806,936	2,847,672
2010	21,298	4,834,138	37,614	4,894,050
2011	–	1,057,051	29,636	1,086,687
2012	–	754,195	2,004	756,199
Thereafter	–	10,285,400	–	10,285,400
	$ 1,085,717	$ 18,865,651	$ 985,676	$ 20,937,044

12. DESCRIPTION OF CAPITAL STOCK

Holders of the Trust's Shares of Beneficial Interest are entitled to receive dividends when and if declared by the Board of Trustees of the Trust out of funds legally available therefor. The holders of Shares of Beneficial Interest, upon any liquidation, dissolution or winding-down of the Trust, are entitled to share ratably in any assets remaining after payment in full of all liabilities of the Trust. The Shares of Beneficial Interest possess ordinary voting rights, each share entitling the holder thereof to one vote. Holders of Shares of Beneficial Interest do not have cumulative voting rights in the election of Trustees and do not have preemptive rights.

On January 2, 2001, the Board of Trustees approved a share repurchase program under Rule 10b-18 of the Securities Exchange Act of 1934, as amended, for the purchase of up to 250,000 limited partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Additionally, on September 10, 2002, the Board of Trustees approved the purchase of up to 350,000 additional limited partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. On August 18, 2005, the Board of Trustees approved the purchase of up to 350,000 additional limited partnership units in the Partnership and/or Shares of Beneficial Interest in open market or privately negotiated transactions. Acquired Shares of Beneficial Interest will be held in treasury and will be available for future acquisitions and financings and/or for awards granted under the InnSuites Hospitality Trust 1997 Stock Incentive and Option Plan. During fiscal year 2007, the Trust acquired 134,865 Shares of Beneficial Interest in open market transactions at an average price of $1.35 per share and 6,427 Shares of Beneficial Interest in privately-negotiated transactions at an average price of $1.38. During fiscal year 2006, the Trust acquired 20,100 Shares of Beneficial Interest in open market transactions at an average price of $1.34 per share and 112,253 Shares of Beneficial Interest in privately-negotiated transactions at an average price of $1.32. During fiscal year 2005, the Trust acquired 130,717 Shares of Beneficial Interest in open market and privately negotiated transactions at an average price of $1.73 per share. The Trust intends to continue repurchasing Shares of Beneficial Interest in compliance with applicable legal and American Stock Exchange requirements. The Trust is authorized to repurchase an additional 66,153 limited partnership units and/or Shares of Beneficial Interest pursuant to the share repurchase program.

For the years ended January 31, 2007, 2006 and 2005, the Trust repurchased 141,292, 132,353 and 130,717 Shares of Beneficial Interest at an average price of $1.35, $1.33 and $1.73 per share, respectively. Repurchased Shares of Beneficial Interest are accounted for as treasury stock at its cost in the Trust's Consolidated Statements of Shareholders' Equity (Deficit).

13. FEDERAL INCOME TAXES

The Trust and subsidiaries have an income tax net operating loss carryforward of approximately $11.4 million at January 31, 2007. The quarterly allocation of cash dividends paid per Share of Beneficial Interest and the characterization of dividends as either ordinary income or return of capital for an individual shareholder's income tax purposes were as follows:

	CALENDAR 2006			CALENDAR 2005			CALENDAR 2004		
Month Paid	Ordinary Income	Return of Capital	Total Paid	Ordinary Income	Return of Capital	Total Paid	Ordinary Income	Return of Capital	Total Paid
January	–	$ .01	$ .01	–	$ .01	$ .01	–	$ .02	$ .02
May	–	–	–	–	–	–	–	–	–
July	–	–	–	–	–	–	–	–	–
October	–	–	–	–	–	–	–	–	–
Total	–	$ .01	$ .01	–	$ .01	$ .01	–	$ .02	$ .02

The tax status of distributions to shareholders in calendar 2007 will be dependent on the level of the Trust's earnings in that year. If certain changes in the Trust's ownership should occur, there could be an annual limitation on the amount of carryforwards that can be utilized, which could potentially impair the ability to utilize the full amount of the carryforwards.

On January 31, 2005 the Trust underwent an ownership change under Internal Revenue Code section 382. As a result the utilization of future NOLs will be limited to $452,000 annually (accumulative if not used) plus any realized "built in gains." The Trust estimates built in gains exceeded the total NOL carryforward at the change date. However, unless built in gains are realized prior to January 31, 2010 there will be a limitation on the amount of carryforwards that can be utilized. Therfore, the ability to utilize the full amount of the carryforwards could be permanently impaired.

The total dividends per Share of Beneficial Interest applicable to operating results for the years ended January 31, 2007, 2006 and 2005, amounted to $0.01 per share, $0.01 per share and $0.01 per share, respectively.

The Trust and subsidiaries have federal and state net operating loss carryforwards which are estimated to expire as follows at January 31, 2007:

	Amount	
Year	Federal	State
2008	$ –	$ 197,657
2009	–	1,143,958
2012	2,468,326	46,602
2019	1,163,799	93,962
2020	1,979,025	–
2021	250,847	–
2022	1,580,590	–
2023	1,671,294	–
2024	2,302,410	–
	$ 11,416,291	$ 1,482,179

Total and net deferred income tax assets at January 31,	2007	2006
Net operating loss carryforwards	$ 3,944,000	$ 5,600,000
Bad debt allowance	31,000	50,000
Alternative minimum tax credit	43,000	–
Total deferred income tax assets	4,018,000	5,650,000
Deferred income tax liability associated with book/tax differences in hotel properties	(2,791,000)	(2,900,000)
Net deferred income tax asset	1,227,000	2,750,000
Valuation allowance	(1,227,000)	(2,491,000)
Net deferred income tax asset	$ –	$ 259,000

Income taxes for the year ended January 31,	2007	2006	2005
Current income tax provision	$ 57,000	$ 164,000	$ 330,000
Deferred income tax provision (benefit)	259,000	(89,000)	(170,000)
Net income tax provision	$ 316,000	$ 75,000	$ 160,000

The differences between the statutory and effective tax rates is as follows for the year ended January 31, 2007:

Federal statutory rates	$ 92,000	34%
State income taxes (net of federal benefit)	12,000	5%
Utilization of federal net operating loss carryforward and related recognition of tax benefit	(1,264,000)	(469)%
True up of prior year net operating loss carryforward	1,443,000	535%
Other	33,000	12%
Effective rate	$ 316,000	117%

The differences between the statutory and effective tax rates is as follows for the year ended January 31, 2006:

Federal statutory rates	$ 210,000	34%
State income taxes	37,000	6%
Utilization of federal net operating loss carryforward and related recognition of tax benefit	(214,000)	(35)%
Alternative minimum tax	42,000	7%
Effective rate	$ 75,000	12%

The differences between the statutory and effective tax rates is as follows for the year ended January 31, 2005:

Federal statutory rates	$ 426,000	34%
State income taxes	75,000	6%
Utilization of federal net operating loss carryforward and related recognition of tax benefit	(341,000)	(27)%
Effective rate	$ 160,000	13%

In accordance with SFAS No. 109 "Accounting for Income Taxes", the Trust has established a valuation allowance against its net deferred income tax assets at January, 31, 2007. As defined by the standard, Mangement believes it is more likely than not that its deferred income tax assets may not be realized due to a history of losses sustained by the Trust. Realization of a deferred tax asset is dependent on whether or not there will be sufficient taxable income in future periods in which operating loss carryforwards can be utilized.

The valuation allowance decreased by approximately $1,264,000 in the year ended January 31, 2007, primarily due to the utilization of approximately $2,580,000 of federal and $130,000 of state net operating loss carryforwards. The valuation allowance decreased by approximately $730,000 in the year ended January 31, 2006, primarily due to the utilization of approximately $2,607,185 of federal and state net operating loss carryforwards.

The Trust had income taxes payable of $32,000 and $241,000 recorded as of January 31, 2007 and 2006, respectively.

14. ADVISORY AGREEMENT/EMPLOYMENT AGREEMENTS

Mr. Wirth has an employment agreement with the Trust that expires in December 2007. The employment agreement provides that Mr. Wirth will receive no compensation from the Trust as long as a previously enforceable advisory agreement is in effect. However, pursuant to the terms of the employment agreement, since the Advisor (as defined in the advisory agreement) no longer provides services to the Partnership or the Trust, Mr. Wirth is to be compensated at an amount up to the same annual basis as the Advisor would have been compensated under the terms of the advisory agreement had it remained in effect. However, during fiscal years 2007 and 2006, Mr. Wirth was compensated at a lesser rate of $141,000 a year.

15. OTHER RELATED PARTY TRANSACTIONS

The Partnership is responsible for all operating expenses incurred by the Trust in accordance with the Partnership Agreement.

As of January 31, 2007 and 2006, Mr. Wirth and his affiliates held 3,407,938 Class B limited partnership units, which represented 25.8% of the total outstanding partnership units. As of January 31, 2007 and 2006, Mr. Wirth and his affiliates held 5,573,624 and 5,569,624 Shares of Beneficial Interest in the Trust, respectively, which represented 60.6% and 60.9% of the total issued and outstanding Shares of Beneficial Interest.

At January 31, 2007 and 2006, the Trust owned a 69.89% interest and 69.14% interest, respectively, in the Hotels through its sole general partner's interest in the Partnership.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Trust's significant financial instruments at January 31, 2007 and 2006 are as follows:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgage notes payable	$ 18,865,651	$ 19,405,055	$ 19,908,877	$ 20,867,605
Notes payable to banks	749,777	749,777	500,000	500,000
Notes and advances payable to related parties	1,085,717	1,079,918	514,706	513,500
Other notes payable	235,899	234,995	327,982	325,669

17. SUPPLEMENTAL CASH FLOW DISCLOSURES

	2007	2006	2005
Cash paid for interest	$ 1,787,785	$ 1,894,693	$ 2,514,975
Cash paid for income taxes	26,867	120,698	433,572
Promissory notes issued by the Trust to acquire Class A limited partnership units	8,842	81,933	179,500
Promissory notes issued by the Trust to acquire Shares of Beneficial Interest	8,158	145,251	112,400
Promissory notes issued by the Trust to acquire Class B limited partnership units	–	–	971,831
Shares issued to Trustees and Officers in exchange for services	37,665	37,888	49,280
Shares issued to affiliates to satisfy notes payable	–	–	690,821

During the first quarter of fiscal year 2005, the Trust reduced the principal balance of its note payable to Hulsey Hotels Corporation, an affiliate of Mr. Wirth, by $119,427 to offset receivables in the same amount that were owed to the Trust by other entities affiliated with Mr. Wirth.

During the first quarter of fiscal year 2005, J. R. Chase, the sole stockholder of the Management Company, agreed to transfer 32,363 Shares of Beneficial Interest in the Trust to the Management Company in order to facilitate the Management Company's acquisition of Licensing Corp. from Mr. Wirth. In consideration of the transfer of those Shares, the Management Company agreed to pay Mr. Chase $72,817. The Management Company fully satisfied this obligation during June 2004.

During the second quarter of fiscal year 2005, Rare Earth Financial, an affiliate of Mr. Wirth, assumed from the Management Company a note payable with a principal balance of $23,303.

The Trust issued 92,883, 528,469 and 113,048 Shares of Beneficial Interest during the years ended January 31, 2007, 2006 and 2005, respectively, in exchange for Class A limited partnership units. The issued Shares of Beneficial Interest were valued at $117,186, $693,173 and $205,747, respectively.

18. COMMITMENTS AND CONTINGENCIES

Two of the Hotels are subject to non-cancelable ground leases expiring in 2050 and 2033. Total expense associated with the non-cancelable ground leases for the fiscal years ended January 31, 2007, 2006 and 2005 was $196,234, $193,018 and $190,378, respectively, plus a variable component based on gross revenues of each property that totaled approximately $98,000, $90,000 and $80,000, respectively.

Future minimum lease payments under these non-cancelable ground leases are as follows:

Fiscal Year Ending January 31,	
2008	$ 198,133
2009	198,133
2010	198,133
2011	198,133
2012	198,133
Thereafter	5,984,547
Total	$ 6,975,212

The Trust is obligated under loan agreements relating to four of its hotels to deposit 4% of the individual hotel's room revenue into an escrow account to be used for capital expenditures. The escrow funds applicable to the four hotel properties for which a mortgage lender escrow exists are reported on the Trust's Consolidated Balance Sheet as "Restricted Cash."

InnSuites Hotels has entered into franchise arrangements with Best Western International for four of the hotel properties. These agreements provide for fees to be paid by the Hotels based on revenue and reservations received, and contain no minimum payment provisions.

The nature of the operations of the Hotels exposes them to risks of claims and litigation in the normal course of their business. Although the outcome of these matters cannot be determined, management does not expect that the ultimate resolution of these matters will have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Trust.

The Trust is involved from time to time in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Trust's consolidated financial position, results of operations or liquidity.

19. STOCK OPTION PLAN

During fiscal year 1999, the shareholders of the Trust adopted the 1997 Stock Incentive and Option Plan (the "Plan"). Pursuant to the Plan, the Compensation Committee may grant options to the Trustees, officers, other key employees, consultants, advisors and similar employees of the Trust and certain of its subsidiaries and affiliates. The number of options that may be granted in a year is limited to 10% of the total Shares of Beneficial Interest and limited partnership units in the Partnership (Class A and Class B) outstanding as of the first day of such year.

Generally, granted options expire 10 years from the date of grant, are exercisable during the optionee's lifetime only by the recipient and are non-transferable. Unexercised options held by employees of the Trust generally terminate on the date the individual ceases to be an employee of the Trust.

There were no options granted in fiscal year 2007, 2006 or 2005, and no options outstanding as of January 31, 2007. The Plan currently has 1,000,000 options available to grant.

The Plan also permits the Trust to award stock appreciation rights, none of which, as of January 31, 2007, have been issued.

The following table summarizes the stock option activity during fiscal years 2007, 2006 and 2005, and provides information about the stock options outstanding at January 31, 2007:

Stock Option Activity	Number of Options	Weighted-Average Exercise Price
Outstanding, January 31, 2004	246,000	$ 2.50
Granted	–	–
Forfeited	(13,400)	2.50
Exercised	–	–
Outstanding, January 31, 2005	232,600	$ 2.50
Granted	–	–
Forfeited	(232,600)	2.50
Exercised	–	–
Outstanding, January 31, 2006	–	$ –
Granted	–	–
Forfeited	–	–
Exercised	–	–
Outstanding, January 31, 2007	–	$ –

Stock Option Information	January 31, 2007 and 2006
Options exercisable	–
Weighted Average Exercise Price	–
Weighted Average Remaining Contractual Life	–

For stock options granted to non-employees of the Trust, compensation was recognized over the respective vesting period based upon the fair value of the options as calculated using the Black-Scholes pricing model. The Trust did not grant any stock options to non-employees during fiscal years 2007, 2006 and 2005. The Trust had equity related compensation expense of $96,390, $36,436 and $40,580 for the years ended January 31, 2007, 2006, and 2005, respectively.

20. QUARTERLY RESULTS (UNAUDITED)

The following is a summary of the results of operations, by quarter, for the fiscal years ended January 31, 2007 and 2006. Management believes that all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of such interim results have been included. The results of operations for any interim period are not necessarily indicative of those for the entire fiscal year.

Fiscal 2007	April 30	July 31	October 31	January 31	Fiscal 2007
Total revenue	$ 6,512,055	$ 4,923,168	$ 5,021,806	$ 5,333,605	$ 21,790,634
Total revenue less interest expense on mortgage loans and operating expenses	$ 848,893	(534,652)	(214,370)	(288,972)	$ (189,101)
Net income (loss)	$ 685,510	(340,610)	6,230	(385,477)	$ (46,430)
Income (loss) per share – basic	$ 0.07	(0.04)	0.00	(0.04)	$ (0.01)
Income (loss) per share – diluted	$ 0.06	(0.04)	0.00	(0.04)	$ (0.01)
Dividends declared per share	$ –	–	–	.01	$ .01

Fiscal 2006	April 30	July 31	October 31	January 31	Fiscal 2006
Total revenue	$ 6,573,433	$ 4,852,780	$ 4,698,158	$ 5,124,468	$ 21,248,839
Total revenue less interest expense on mortgage loans and operating expenses	$ 419,576	(869,643)	(628,114)	(419,271)	$ (1,497,452)
Net income (loss)	$ 404,301	658,129	(371,668)	(162,321)	$ 541,578
Income (loss) per share – basic	$ .05	.07	(.04)	(.02)	$ 0.06
Income (loss) per share – diluted	$ .03	.07	(.04)	(.02)	$ 0.02
Dividends declared per share	$ –	–	–	.01	$ .01

21. SALE OF HOTEL PROPERTIES

On March 25, 2004, the Trust sold its Tempe, Arizona hotel to Tempe/Phoenix Airport Resort LLC ("Tempe Resort"), an affiliate of Mr. Wirth, for its appraised value of $6.8 million, which was also its carrying value. The purchase price was satisfied by Tempe Resort assuming the Trust's mortgage note payable on the property of $1.7 million and assuming notes payable to Mr. Wirth and affiliates of $5.1 million.

On April 1, 2004, the Trust sold its San Diego, California hotel to an unrelated third party for $9.7 million, which the Trust received in cash. The Trust used $4.8 million of the proceeds to satisfy its mortgage note payable on the property, $1.4 million to satisfy notes and interest payable to related parties, and retained the remaining proceeds to reduce trade payables and to fund future operations and capital improvements.

The net gain realized on both sales was $5,113,540, of which approximately $2,217,000 was applicable to the minority interest.

On July 27, 2005, the Trust sold its Phoenix, Arizona hotel to Phoenix Northern Resort LLC, an affiliate of Mr. Wirth, for its appraised value of $5.1 million. The buyer satisfied the purchase price by assuming the Trust's $3.2 million mortgage note payable secured by the property, paying $1.7 million in cash prior to the closing, and paying $192,000 in cash at the closing. The total gain on the sale was $1.8 million, with $1.3 million of the gain attributable to holders of Shares of Beneficial Interest.

None of the above-listed properties have been reported as discontinued operations in the Trust's financial statements. Based on the criteria of EITF Abstract Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations," the Trust concluded it was not necessary to report hotels "held for sale" or "disposed of" when the Trust maintains significant continuing involvement. The Trust provides management, trademark, reservation and advertising services to all of the hotel properties listed above, which management believes provides the Trust the ability to significantly influence the operating and financial policies of these hotels.

22. PURCHASE OF MANAGEMENT AND LICENSING CONTRACTS

In February 2004, the Trust adopted FIN 46R, which amended FIN 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46R requires an existing unconsolidated variable interest entity to be consolidated by its primary beneficiary if the entity does not effectively disperse risk among all parties involved or if other parties do not have significant capital to finance activities without subordinated financial support from the primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual or other pecuniary interests in an entity.

As of February 1, 2004, the Trust recorded a charge for the cumulative effect of a change in accounting principle resulting from its recognition of the $854,000 net stockholder's deficit of the Management Company, which was the Trust's variable interest entity under FIN 46R. The $854,000 charge represented the net effect of the Trust reporting $160,000 in net assets (consisting primarily of receivables) and $1,014,000 in net liabilities (consisting primarily of debt) upon consolidating the financial results of the Management Company.

The effect of consolidating the financial results of the Management Company and Licensing Corp. was accounted for as a cumulative effect of a change in accounting principle. As a result of consolidating the financial results of the Management Company with its results, as of February 1, 2004, the Trust's financial results include a $854,402 charge for the cumulative effect of a change in accounting principle on the Statements of Operations resulting in a reduction in its stockholders' equity which represents the aggregate stockholders' deficit reported by the Management Company as of February 1, 2004.

In connection with the Trust's relinquishment of its REIT status, the Trust no longer required the services of a separate management company. The Trust determined it was in its best interest to buy out the management contracts and licensing agreements and directly manage the Hotels through the Trust's wholly owned subsidiary, InnSuites Hotels. As a result of this buy out, the Management Company (which was the Trust's variable interest entity under FIN 46R) was no longer consolidated in the second quarter. As of June 8, 2004, all of the Trust's obligations were satisfied, and the Management Company has subsequently been liquidated.

Effective June 8, 2004, InnSuites Hotels acquired the management agreements under which the Management Company provided management services to the Hotels. In consideration of the acquisition, the stockholder of the Management Company received $20,000 and 90,000 Shares of Beneficial Interest of the Trust, reflecting a transaction value of approximately $159,500 in the aggregate. Following the acquisition, InnSuites Hotels has self-managed the Hotels. The Trust also managed one unrelated hotel in San Diego, California until September 20, 2006 and manages four hotels owned by Mr. Wirth.

Effective June 8, 2004, InnSuites Hotels acquired the license agreements under which Licensing Corp. provided licensing services to the Hotels, and the related registered and unregistered InnSuites trademarks and tradenames. In consideration of the acquisitions, the Management Company (as the sole stockholder of Licensing Corp.) received $60,000 and 10,000 Shares of Beneficial Interest of the Trust and InnSuites Hotels satisfied Licensing Corp.'s line of credit in the amount of $459,000, reflecting a transaction value of approximately $534,500 in the aggregate. The Trust also provided licensing services to one unrelated hotel in San Diego, California until September 20, 2006 and provides licensing services to one unrelated hotel in Buena Park, California and to four hotels owned by Mr. Wirth. The Trust paid $459,000 in cash to satisfy Licensing Corp.'s line of credit. An additional $80,000 was paid to the Management Company to satisfy the Trust's obligation for net liabilities of approximately the same amount. The Shares of Beneficial Interest issued by the Trust for both the management contracts and licensing agreements were valued at $155,000, which amount was recorded as an expense.

23. SUBSEQUENT EVENTS

On February 23, 2007, Tucson Saint Mary's Suite Hospitality, an entity owned by the Partnership, established a $2 million non-revolving line of credit. The interest rate applied to the unpaid principal balance is the prime rate as published by the Wall Street Journal plus 0.75%. The initial interest rate is 9.00%. The line of credit is secured by the Tucson Saint Mary's hotel property and matures on February 23, 2008. As of April 30, 2007, $1.5 million was borrowed under the line of credit to pay down debt and to pay for renovations to that hotel.

On February 26, 2007, the Trust's Board of Trustees decided to explore potential strategic alternatives for the Trust in order to maximize shareholder value. Strategic alternatives the Trust may pursue could include, but are not limited to, the sale of some or all of the Trust's Hotels. The Trust has been informed by Mr. Wirth that one of the four hotels owned by his affiliates for which the Trust provides management and trademark licensing services has been listed for sale with a real estate broker and that the three remaining hotels owned by his affiliates may also be listed for sale.

INNSUITES HOSPITALITY TRUST AND SUBSIDIARY
REAL ESTATE AND ACCUMULATED DEPRECIATION
AS OF JANUARY 31, 2007

		Initial Cost to Tenant		Cost Capitalized Subsequent to Acquisition		Gross Amounts at Which Carried at Close of Period	
	Encumbrances	Land	Building and Improvements	Land	Building and Improvements	Land	Building and Improvements
InnSuites Hotel and Suites Tucson, Catalina Foothills Best Western Tucson, Arizona	$ 3,837,263	$ –	$ 4,220,820	$ –	$ 2,283,686	$ –	$ 6,504,506
InnSuites Hotels and Suites Yuma Yuma, Arizona	1,490,220	251,649	4,983,292	53,366	2,600,747	305,015	7,584,039
Best Western Airport Ontario Hotel and Suites Ontario, California	8,297,893	1,633,064	5,450,872	–	1,757,633	1,633,064	7,208,505
InnSuites Hotels and Suites Tucson St. Mary's Tucson, Arizona	4,092,537	900,000	9,166,549	(20,564)	1,275,001	879,436	10,441,550
InnSuites Hotels and Suites Albuquerque Airport Best Western Albuquerque, New Mexico	1,147,738	–	1,903,970	–	383,352	–	2,287,322
InnSuites Hospitality Trust Phoenix, Arizona	–	7,005	75,662	–	–	7,005	75,662
	$ 18,865,651	$ 2,791,718	$ 25,801,165	$ 32,802	$ 8,300,419	$ 2,824,520	$ 34,101,584

	Gross Land and Building	Accumulated Depreciation	Net Book Value Land and Buildings and Improvements	Date of Construction	Date of Acquisition	Depreciation in Income Statement is Computed
InnSuites Hotel and Suites Tucson, Catalina Foothills Best Western Tucson, Arizona	$ 6,504,506	$ 1,641,888	$ 4,862,618	1981	1998	5–40 years
InnSuites Hotels and Suites Yuma Yuma, Arizona	7,889,054	1,854,797	6,034,257	1982	1998	5–40 years
Best Western Airport Ontario Hotel and Suites Ontario, California	8,841,569	2,307,105	6,534,464	1990	1998	5–40 years
InnSuites Hotels and Suites Tucson St. Mary's Tucson, Arizona	11,320,986	2,535,590	8,785,396	1960	1998	5–40 years
InnSuites Hotels and Suites Albuquerque Airport Best Western Albuquerque, New Mexico	2,287,322	711,449	1,575,873	1975	2000	5–40 years
InnSuites Hospitality Trust Phoenix, Arizona	82,667	6,305	76,362	2004	2004	33 years
	$ 36,926,104	$ 9,057,134	$ 27,868,970			

(See accompanying independent auditors report.)

(A) Aggregate cost for federal income tax purposes at January 31, 2007 and 2006 are as follows:

	2007	2006
Land	$ 1,856,788	$ 1,856,788
Buildings and improvements	19,352,224	20,740,754
	$ 21,389,012	$ 22,597,542

Reconciliation of Real Estate:

Balance at January 31, 2005	$39,195,496
Sale of Hotel Properties	(3,456,490)
Improvement to Hotel Properties	605,659
Balance at January 31, 2006	$36,344,665
Improvement to Hotel Properties	581,439
Balance at January 31, 2007	$36,926,104

MORTGAGES LOANS ON REAL ESTATE

Description	Interest Rate	Maturity Date	Periodic Payment Term	Face Amount of Mortgages	1/31/07 Carrying Amount
Mortgage Note Secured by Albuquerque, NM property	8.875%	9/1/2015	180 monthly installments	$ 1,575,000	$ 1,147,738
Mortgage Note Secured by Ontario, CA property	8.280%	5/11/2011	120 monthly installments, with balloon payment of $7,498,458 due at maturity	9,000,000	8,297,893
Mortgage Note Secured by Yuma, AZ property	9.250%	8/1/2011	180 monthly installments	4,000,000	1,490,220
Mortgage Note Secured by Tucson St. Mary's, AZ property	Prime rate plus 1% (9.5% as of 1/31/07)	7/29/2009	83 monthly installments, with balloon payment of $3,810,435 due at maturity	4,500,000	4,092,537
Mortgage Note Secured by Tucson Oracle, AZ property	8.000%	5/1/2016	180 monthly installments	5,100,000	3,837,263
				$ 24,175,000	$ 18,865,651

MORTGAGE NOTE RECONCILIATION

Balance at January 31, 2005		$ 24,007,445
Deductions during period:		
	Assumed by buyer of Phoenix, AZ hotel	(3,167,182)
	Principal payments	(931,386)
Balance at January 31, 2006		19,908,877
Deductions during period:		
	Principal payments	(1,043,226)
Balance at January 31, 2007		$ 18,865,651

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, the Trust conducted an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the Trust's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on this evaluation, the principal executive officer and principal financial officer concluded that the Trust's disclosure controls and procedures were not effective to ensure that information required to be disclosed by the Trust in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to the management of the Trust, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

The Trust identified three reportable conditions under standards established by the American Institute of Certified Public Accountants, two that constituted material weakness and one that constituted a significant deficiency. The first material weakness involved several instances of accounts receivable transactions not being properly recorded in a Hotel's property management system and of inadequate files being maintained to support these transactions. Management and the auditor agreed that this is a material weakness in internal controls. Management has implemented new internal control procedures at the Hotel property level in order to improve and re-establish effective control over its accounts receivable procedures. The second material weakness relates to errors noted in the Trust's income tax provision calculation. Management and the auditors agree that this is a material weakness in internal controls. Management intends to retain additional third party advisors to provide additional technical expertise and to assist the Trust in calculating its income tax provisions. The significant deficiency involved several instances of capital additions being recorded without detail postings that could result in future errors upon the disposal of the affected capital additions. Management and the auditor agreed that a significant deficiency exists in the recording of capital additions. Management has implemented new internal control procedures that require adequate detail be maintained for all new capital additions.

Except as described above, there was no change in the Trust's internal control over financial reporting during the Trust's most recently completed fiscal quarter (the fourth fiscal quarter in the case of this annual report) that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 10. TRUSTEES, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item 10 as to the Trustees and Executive Officers of the Trust is incorporated herein by reference to the information set forth under the caption "Election of Trustees – Nominees, Trustees and Executive Officers" in the Trust's definitive proxy statement for its 2007 Annual Meeting of Shareholders (the "Proxy Statement"), which is expected to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934 within 120 days after the end of the Trust's fiscal year.

The information regarding the Audit Committee of the Board of Trustees and the information regarding the "audit committee financial expert" are incorporated herein by reference to the information set forth under the caption "Board Committees – Audit Committee" in the Proxy Statement.

Information required by Item 405 of Regulation S-K is incorporated herein by reference to the information set forth under the caption "Certain Information Concerning the Trust – Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

Code of Ethics for Senior Financial Officers

The Trust has adopted a Code of Ethics that applies to its Chief Executive Officer, Chief Financial Officer and principal accounting officer and persons performing similar functions. The Trust has posted its Code of Ethics on its website at www.innsuitestrust.com. The Trust intends to satisfy all Commission and Amex disclosure requirements regarding any amendment to, or waiver of, the Code of Ethics relating to its Chief Executive Officer, Chief Financial Officer and principal accounting officer, and persons performing similar functions, by posting such information on its website and making any necessary filings with the Commission. In addition, the Trust has adopted a Code of Conduct and Ethics that applies to all of its employees, officers and Trustees. It is also available on the Trust's website at www.innsuitestrust.com.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference to the information set forth under the caption "Compensation of Trustees and Executive Officers" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item 12 is incorporated herein by reference to the information set forth under the caption "Certain Information Concerning the Trust – Ownership of Shares" in the Proxy Statement.

The following table provides information about the Trust's equity compensation plans (other than qualified employee benefits plans and plans available to shareholders on a pro rata basis) as of January 31, 2007:

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	0	$ N/A	1,000,000
Equity compensation plans not approved by security holders	None	None	None

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference to the information set forth under the captions "Certain Transactions" and "Election of Trustees" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated by reference to the information set forth under the caption "Certain Information Concerning the Trust – Audit Fees & Services" in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) and (2) Financial Statements and Schedules

Financial Statements/Schedules of InnSuites Hospitality Trust

(a)(3) Exhibit List

Exhibit No.	Exhibit
3.1	Second Amended and Restated Declaration of Trust of InnSuites Hospitality Trust dated June 16, 1998, as further amended on July 12, 1999 (incorporated by reference to Exhibit 3.1 of the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005 filed with the Securities and Exchange Commission on May 16, 2005).
10.1	First Amended and Restated Agreement of Limited Partnership of RRF Limited Partnership dated January 31, 1998 (incorporated by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form S-2, filed with the Securities and Exchange Commission on September 8, 1998).
10.2*	Employment Agreement dated as of January 31, 1998, between InnSuites Hospitality Trust and James F. Wirth (incorporated by reference to Exhibit 10.2 of the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005 filed with the Securities and Exchange Commission on May 16, 2005).
10.3*	Form of Indemnification Agreement between InnSuites Hospitality Trust and each Trustee and executive officer (incorporated by reference to Exhibit 10.3 of the Registrant's Annual Report on Form 10-K/A for the fiscal year ended January 31, 2006 filed with the Securities and Exchange Commission on May 12, 2006).
10.4	Amended and Restated Promissory Note dated December 1, 2006 by RRF Limited Partnership in favor of Rare Earth Financial, L.L.C. (incorporated by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2006 filed with the Securities and Exchange Commission on December 1, 2006).
10.5	Sales and Project Coordination Agreement dated March 1, 2006 between Rare Earth Development Company and InnSuites Hospitality Trust (incorporated by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K/A for the fiscal year ended January 31, 2006 filed with the Securities and Exchange Commission on May 12, 2006).
14	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14 of the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2004, filed with the Securities and Exchange Commission on April 30, 2004).
21	Subsidiaries of the Registrant.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer required by Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of Securities Exchange Act of 1934, the Trust has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNSUITES HOSPITALITY TRUST

Dated: May 1, 2007

By: /s/ James F. Wirth
James F. Wirth, Chairman,
President and Chief Executive Officer
(Principal Executive Officer)

Dated: May 1, 2007

By: /s/ Anthony B. Waters
Anthony B. Waters, Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Trust and in the capacities and on the dates indicated.

Dated: May 1, 2007

By: /s/ James F. Wirth
James F. Wirth, Chairman
President and Chief Executive Officer
(Principal Executive Officer)

Dated: May 1, 2007

By: /s/ Anthony B. Waters
Anthony B. Waters, Chief Financial Officer
(Principal Financial Officer)

Dated: May 1, 2007

By: /s/ Marc E. Berg
Marc E. Berg, Trustee

Dated: May 1, 2007

By: /s/ Steven S. Robson
Steven S. Robson, Trustee

Dated: May 1, 2007

By: /s/ Peter A. Thoma
Peter A. Thoma, Trustee

Dated: May 1, 2007

By: /s/ Larry Pelegrin
Larry Pelegrin, Trustee

SUBSIDIARIES OF THE REGISTRANT

1. RRF Limited Partnership, a Delaware limited partnership.
2. Yuma Hospitality Properties, Ltd., an Arizona limited partnership.
3. Tucscon Hospitality Properties, Ltd, an Arizona limited partnership.
4. Ontario Hospitality Properties Limited Partnership, an Arizona limited partnership.
5. Tucson St. Mary's Suite Hospitality LLC, an Arizona limited liability company.
6. Albuquerque Suite Hospitality LLC, an Arizona limited liability company.
7. InnSuites Hotels, Inc., a Nevada corporation.

EXHIBIT 31.1

CERTIFICATION

I, James F. Wirth, certify that:

1. I have reviewed this annual report on Form 10-K of InnSuites Hospitality Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 1, 2007

By: /s/ James F. Wirth
Name: James F. Wirth
Title: Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Anthony B. Waters, certify that:

1. I have reviewed this annual report on Form 10-K of InnSuites Hospitality Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 1, 2007

By: /s/ Anthony B. Waters

Name: Anthony B. Waters
Title: Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, James F. Wirth, Chief Executive Officer of InnSuites Hospitality Trust (the "Trust"), do hereby certify in accordance with 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Annual Report on Form 10-K of the Trust for the year ended January 31, 2007 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Trust.

Date: May 1, 2007

By: /s/ James F. Wirth
Name: James F. Wirth
Title: Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Anthony B. Waters, Chief Financial Officer of InnSuites Hospitality Trust (the "Trust"), do hereby certify in accordance with 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Annual Report on Form 10-K of the Trust for the year ended January 31, 2007 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Trust.

Date: May 1, 2007

By: /s/ Anthony B. Waters
Name: Anthony B. Waters
Title: Chief Financial Officer

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TRUST PERFORMANCE GRAPH

The following graph compares total shareholder returns from the Trust over the last five fiscal years to the Standard & Poor's 500 Stock Index ("S&P 500") and the S&P Hotels, Resorts & Cruise Lines Index ("S&P Hotels"). Total return values for the S&P 500, S&P Hotels and the Trust were calculated based upon market weighting at the beginning of the period and include reinvestment of dividends. The shareholder returns shown on the following graph are not necessarily indicative of future performance.

The following graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Report into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Trust specifically incorporates this information by reference, and otherwise shall not be deemed filed under such Acts.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
January 2007
250.00
200.00
150.00
100.00
50.00
0.00
2002
2003
2004
2005
2006
2007
Innsuites Hospitality Trust
S&P 500 Index
S&P 500 Hotels, Resorts, Cruise Lines

	1/31/02	1/31/03	1/31/04	1/31/05	1/31/06	1/31/07
Trust	100.00	138.16	174.23	109.96	106.07	109.99
S&P Hotels	100.00	74.89	123.60	172.42	172.42	205.62
S&P 500	100.00	76.98	103.59	110.02	121.43	139.04



InnSuites
Hospitality
Trust



InnSuites

HOTELS & SUITES

END

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